The evolution of expression.

ZI corporation

2006 Annual Report

Table of Contents

Letter to the Shareholders	1

Management's Discussion and Analysis	5

Financial Review	39

Notes of the Financial Review	46

Corporate Information	IBC

Letter to the Shareholders

March 29, 2007

To our shareholders:

2006 was a time of transition for Zi Corporation and we believe it will prove to be a very important year in our history. We installed a new senior management team and refocused our energies on revenue growth, cost containment and profitability. We finished the year strongly with year-over-year increases in revenue for the fourth quarter and full year and announced a series of agreements, relationships and events that should have significance for us in 2007 and beyond.

Some of these agreements and events include:

  The first revenue-generating agreement for Qix™, our breakthrough mobile search and service discovery engine for wireless devices, with T-Mobile, a major global wireless service operator.

  Two new licensing agreements for eZiText® in the global gaming market – one with Nintendo for the popular Wii video game console; the other with Sony for the PLAYSTATION®3 computer entertainment system.

  Qix won the prestigious Orange Innovation Contest and award at the Orange Partner Camp held in Cadiz, Spain. The panel of judges that selected Qix represented strategic product development and marketing areas from Orange and France Telecom and the award not only provided us with a respected third-party, wireless industry endorsement of Qix, it has also been helpful in opening the door for discussions with Orange and other European operators.

  A licensing agreement with ACCESS Systems Americas, Inc. (formerly PalmSource) to pre-integrate eZiText and our Decuma® handwriting recognition technology into the Access Linux Platform. This agreement extends the operating system platforms supported by Decuma and eZiText and opens up further sales opportunities.

Our goal remains making mobile devices smarter and easier to use. And the need for easy interaction with mobile devices and for our technology has never been stronger. We accomplished this goal through our portfolio of products.

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2006 Annual Report

Qix is all about simplicity. It enables quick and easy use of a mobile phone's applications and services and motivates users to find and use revenue-producing features more often. The value of Qix was demonstrated during 2006 in a study of Virgin Mobile customers in the U.K. using Nokia 6630 handsets. The Virgin Mobile users in the trial demonstrated a sustained increase in the use of short messaging, emails and internet data services that delivered a 33 percent increase in Average Revenue Per User ("ARPU"). This number caught the eye of many global carriers and showed that Qix can deliver on increasing revenue to the carrier.

Our eZiText product portfolio was improved and now includes 60 language databases, representing languages spoken and written by two thirds of the world's population, which greatly expands the geographic markets for our products and those of our customers.

We introduced eZiType™, a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as Smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy.

Our Decuma handwriting technology also proved its value throughout 2006. Along with the pre-integration of our Decuma handwriting technology in the Access Linux Platform, we announced at a global conference in June the availability of Decuma in Arabic, the world's fifth largest language. Decuma now supports 100 percent naturally shaped Arabic letters, punctuation and Arabic-Indic digits recognizing the natural variations commonly found in Arabic writing styles for all markets.

We are confident the momentum that we began in 2006 will continue throughout 2007 and we look forward to a growing revenue base. For 2006, our total revenues were $12.4 million, up nine percent from 2005. Our revenue growth came primarily from increased revenue from our largest customer, the licensing of our products to the makers and developers of electronic games and consoles, and revenue from our first license agreement from Qix.

The net loss for fiscal 2006 was $11.0 million, or a loss per basic and diluted share of $0.24, compared to a net loss of $5.3 million, or a loss per basic and diluted share of $0.12 for the year-earlier period. The year-over-year increase in net loss in 2006 was due to the required introduction of stock compensation expense recognition; higher legal costs; equity in the net loss of Archer's operations; and provisions for doubtful accounts; and increased depreciation and amortization expense. In addition, in 2005 there was a one-time gain that reduced the loss in that year.

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Zi Corporation

In addition to the significant events of 2006, I would like to highlight some of the major events of early 2007.

Our settlement in February with the court-appointed receiver of the Lancer Management Group will help us eliminate a portion of the legal costs we have carried for several years, and it will free management to focus more of its time, energy and resources on building our business and enhancing shareholder value.

Also, in recent weeks we strengthened our balance sheet by completing private placement financings with gross proceeds totaling $6 million from institutional investors in the US and a qualified individual investor in Canada. We believe these proceeds combined with our significantly reduced cash burn rate positions us well to execute our business plan, which is to achieve profitability through controlling costs and increasing revenue.

I'd like to thank all our employees for their important work throughout 2006, and our investors for their continued support. We look forward to reporting to you the progress we make throughout 2007.

Sincerely,

Milos Djokovic
President and Chief Executive Officer

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2006 Annual Report

4
Zi Corporation

This discussion and analysis of financial condition and results of operations for the years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the audited consolidated financial statements and related notes in this report. The Management Discussion and Analysis, has been prepared as at March 29, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's audited consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All financial information herein is presented in United States of America dollars ("U.S. Dollars"), except as otherwise indicated.

Overview

Zi is incorporated under the Business Corporations Act (Alberta).

Zi makes software that simplifies data entry and interaction on communication devices. Zi provides easy and intuitive interface products that open the door to a phone's full functionality, inspiring the user to explore and enjoy all the features and services the phone has to offer.

Zi's full range of intuitive and easy-to-use solutions include eZiType predictive keyboard with auto-correction, eZiText for one-touch predictive text entry, eZi-Tap™ for intelligent multi-tap entry, Decuma for natural handwriting including prediction technology, and Qix, a revolutionary search and discovery engine designed to enhance the user experience and drive client and network service usage and adoption. The Zi product portfolio now includes 60 language databases, representing languages spoken and written by two-thirds of the world's population.

With an expanded portfolio of products, Zi has a singular focus to make mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device.

Zi's primary customers are original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs") seeking to embed a text input solution in their device products for consumer use. Zi's customer and alliance base is extensive and continually growing with handset manufacturing and gaming console customers from around the world, including: Nokia, Sony, Sony Computer Entertainment, Sony Ericsson, Nintendo, Motorola, LG Electronics, ZTE, Lenovo, UT Starcom and Kyocera. Currently, eZiText has been introduced to consumers worldwide on more than 1,000 unique mobile devices.

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2006 Annual Report

Zi believes it has positioned itself to take advantage of the evolution of messaging and is committed to expanding the reach of its technologies and developing innovative product additions and enhancements to meet this usability challenge.

In 2005, Zi strategically expanded its suite of innovative products through acquiring Decuma handwriting recognition technology and launching its Qix search and discovery engine into carrier trials. Zi believes both will further assist in increasing its competitive advantage and market share. The use of handwriting as an interface on a mobile device, such as a PDA or mobile phone, is becoming increasingly important with the evolution to 3G multimedia applications and services.

Qix takes a predictive approach to navigation making it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased average revenue per user ("ARPU") for wireless carriers. In June 2006, a trial with UK operator Virgin Mobile demonstrated a 33 percent increase in ARPU among consumers in the trial. This data, along with data from similar trials, is used to market this technology to wireless carriers. In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited ("T-Mobile"), a major global wireless service operator.

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Zi Corporation

Recent Developments

There were several changes to management in 2006, including appointment of a new President & Chief Executive Officer, Chief Financial Officer, Vice President Global Sales and Corporate Controller. Milos Djokovic was promoted to President and Chief Executive Officer from his previous position of Chief Operating Officer in May 2006. Blair Mullin, a Partner in the Portland practice of Tatum, LLC, was appointed Chief Financial Officer in August 2006. Axel Bernstorff was promoted to Vice President Global Sales from his previous position of Director, Europe Sales in September 2006 and Jack Hilliard was promoted to Corporate Controller from his previous position of Manager Finance in September 2006.

In September 2006, we announced cost reductions that would result in operating costs decreasing in 2007 by $2.5 million from 2006. These reductions in expense are not expected to have a detrimental effect on either revenue gains or continued software development. Market opportunities for Qix are increasing, therefore we expect that our marketing and development costs for Qix could be higher than previously forecast. We have also taken steps to augment our sales staff to support the growth of Qix.

During the 3GSM World Congress in Barcelona, Spain, February 12 – 15, 2007, we announced several new products as follows:

  a new version of our award-winning search and discovery engine Qix, Qix v1.10 for S60, now available for operator deployment, which supports the latest phones available in the market that use the S60 3rd Edition platform. The Symbian OS S60 platform is one of the world's leading Smartphone platforms, offered on millions of devices and supporting thousands of available mobile applications on the market.

  QixLinks™ and QixLinks Ads™, two radical new developments of our award-winning on-device search and discovery engine Qix. These products offer users direct access to portal content and advertisements, driving greater ARPU for operators.

  Qix for Windows Mobile 5 (WM5) which is now available for operator deployment. According to a report published by RBC Capital Markets, it is expected that 30 million Windows Mobile Smartphones will ship in 2007 around the globe. We expect to extend support to Windows Mobile 6 by the end of the year.

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2006 Annual Report

In the fourth quarter of 2006, we announced a contract with T-Mobile to incorporate Qix into its wireless mobile devices. The agreement calls for an upfront fee plus a unit license fee for every handset embedded with Qix sold by the operator. If there's a successful initial market introduction of Qix through T-Mobile we expect it will be followed by large-scale deployment on Nokia N70 phones and service will be available on other models during the course of 2007.

In the fourth quarter we were selected as the first-prize winner of the prestigious Orange Innovation Contest at the Orange Partner Camp held in Cadiz, Spain on October 23-25, 2006. Qix was selected by a panel of judges representing strategic product development and marketing areas from Orange and France Telecom after two rounds of assessments among a large number of contestants.

In fourth quarter, we announced several other licensing agreements including:

  Access Systems Americas, Inc. to pre-integrate eZiText predictive text technology and Decuma handwriting recognition technology into the Access Linux Platform.

  Sony Computer Entertainment Inc. to include our leading eZiText predictive text technology solution for use with the PLAYSTATION®3 (PS3™) computer entertainment system.

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Zi Corporation

Summary of Results of Operations
For the years ended December 31	2006	2005	2004
(thousands except per share
amounts)			Restated
Revenue	$12,392	$11,385	$13,403
Gross margin	$11,963	$10,780	$12,931
Net loss	$(10,995)	$(5,317)	$(2,724)
Total assets	$14,547	$22,405	$21,699
Net loss per share - basic and diluted	$(0.24)	$(0.12)	$(0.07)
Outstanding shares, weighted average	46,503	46,153	41,373
Outstanding shares, end of year	46,689	46,273	45,225

All dollar amounts are in U.S. dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company's audited financial statements and notes, which have been included elsewhere in this annual report.

Critical Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements:

Going Concern Basis

As at December 31, 2006, the Company had an accumulated deficit of $108,575,499, incurred a loss of $10,994,884 for the year and used cash in operating activities of $7,367,154. Continuing operations are dependent on us achieving profitable operations and being able to raise additional capital to meet our obligations and repay liabilities arising from the normal operations when they come due.

We are executing a business plan to allow it to continue as a going concern. We plan to reduce expenses, as well as continue to sign new customer contracts in 2007 and the future. The Company can give no assurance that it will be successful in executing this plan. Should we fail to raise sufficient capital or earn additional revenue we may be forced to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve the Company.

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2006 Annual Report

Subsequent to year-end we completed the first part of the business plan by completing a private placement for gross proceeds of $6,000,712 (see additional discussion under the "Subsequent Events – Private Placement" section). In addition to this, a significant receivable in the amount of $3.0 million was collected from our single largest customer. This receivable was used to secure the $1.0 million in bank indebtedness at year-end. Consequently, the bank indebtedness was repaid from the proceeds of this receivable.

These consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Software Development Costs

All research and development costs are expensed as incurred except those that meet the criteria of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized after technological feasibility of a project is established.

The determination of whether a project is technically feasible involves management judgment. We determine that a product is technically feasible when the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the product, consistent with the product design, is complete and tested. Capitalized costs are amortized over three years commencing in the period of the product's commercial release.

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Zi Corporation

Revenue Recognition

We recognize revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations – i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could have material impact to the amount of earned and unearned income.

Stock-based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment". Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies", requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

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2006 Annual Report

Accounting for Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities and operating loss carry forwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss carry forwards are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount to be expected to be realized. Management must make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Recent accounting pronouncements

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company's financial results.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company has evaluated the new interpretation and determined that it will not have a material impact on the Company's financial results.

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Zi Corporation

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

In June 2006, Emerging Issues Task Force Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3"), was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. EITF 06-3 reached a consensus that the presentation of the taxes is an accounting policy decision that should be disclosed pursuant to Opinion 22. The Company has adopted the EITF as of December 31, 2006 and it does not have an impact on the Company's consolidated operations and financial condition.

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet, statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

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2006 Annual Report

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115".The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") has recently required some registrants to restate their previously issued financial statements related to accounting for share purchase warrants issued in a currency other than the functional currency. In the SEC's view, these warrants are to be considered a derivative instrument and accounted in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires derivative instruments be recorded as a liability, instead of a component of shareholders' equity, and marked to market value at each reporting period. The FASB met recently and concluded that the position required by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and would then be able to do so as a change in accounting policy. However, early adoption would not be permitted, meaning that entities changing currently would have to restate their financial statements. The FASB position appears to imply that either method is currently correct but that only the SEC position will be correct in 2008. The Company has assessed the FASBs comments to determine what, if any, impact it will have on the Company's financial statements. As at December 31, 2006, the Company does not have any outstanding warrants that meet the definition of a derivative under SFAS 133; however, the Company has had warrants over its life that did meet this definition. As a result, the Company could be required to record a significant cumulative adjustment to the Company's opening accumulated deficit in 2008.

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Zi Corporation

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data for the past eight fiscal quarters:

	2006
(In millions, except	Fourth	Third	Second	First
per share amounts)	Quarter	Quarter	Quarter	Quarter

Revenues	$3.2	$2.8	$2.7	$3.7
Selling, general and administrative	3.2	2.7	2.9	3.1
Legal	0.8	0.8	0.8	0.9
Product, research and development	0.9	0.9	1.3	1.2
Depreciation and amortization	0.5	0.5	0.4	0.3
Operating loss	2.3	2.3	2.8	1.9
Net loss	$3.0	$2.7	$3.0	$2.3
Loss per share
Basic and diluted	$0.06	$0.06	$0.07	$0.05

	2005
(In millions, except	Fourth	Third	Second	First
per share amounts)	Quarter	Quarter	Quarter	Quarter

Revenues	$2.9	$2.5	$3.1	$2.9
Selling, general and administrative	2.6	2.1	2.3	2.8
Legal	0.7	0.5	0.3	0.2
Product, research and development	1.2	0.8	1.2	1.0
Depreciation and amortization	0.3	0.3	0.3	0.3
Gain on Settlement of Litigation	-	-	1.4	-
Impairment of note receivable	-	-	0.3	-
Operating income (loss)	(2.0)	(1.4)	0.1	(1.6)
Net loss	$2.1	$1.5	$0.2	$1.5
Loss per share
Basic and diluted	$0.05	$0.03	$0.00	$0.03

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2006 Annual Report

The net loss for the 2006 fourth quarter was $3.0 million, or a loss per basic and diluted share of $0.06, compared to a net loss of $2.1 million, or a loss of $0.05 per basic and diluted share, in the prior year period. The results for the fourth quarter of 2006 included $0.8 million in stock-based compensation expense; provision for the impairment of the note receivable with Archer of $0.1 million; and equity in the net loss of Archer's operations of $0.4 million; all of which was not present in the fourth quarter of the prior year.

Core business revenues in the fourth quarter of 2006 were $3.2 million. This compares to the 2005 fourth quarter revenues of $2.7 million and 2006 third quarter revenues of $2.8 million, increases of 17% and 14%, respectively. The $0.5 million year-to-year increase in quarterly core business revenue was due to increased revenues from our largest customer, revenues derived from licensing our software to one of the major players in the gaming industry, and up front fees recognized from our first license agreement with Qix.

SG&A expense for the 2006 fourth quarter was $3.2 million compared to $2.6 million for the fourth quarter of 2005 and $2.7 million in the third quarter of 2006. The increase was due primarily to $0.7 million of stock-based compensation expense during the quarter, provisions for doubtful accounts of $0.1 million and $0.2 million of incremental professional fees relating to the audit by Canada Revenue Agency of our cross border transactions, and other nonrecurring employee-related costs.

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. PR&D expense, net of capitalized costs, for the 2006 fourth quarter was $0.9 million compared to $1.2 million in the respective prior year period. We capitalized $0.3 million in the 2006 fourth quarter compared to $0.2 million in the respective period in 2005.

Legal costs for the 2006 fourth quarter were $0.8 million compared to $0.7 million for the respective period last year. The year-over-year increases in legal expense for the 2006 fourth quarter were due, in part, to defense costs related to the University of Texas action against numerous manufacturers of cell phones, of which one of the remaining defendants is a customer of Zi in the United States. Additionally, there have been certain legal disputes between the Company and a significant shareholder of the Company.

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Zi Corporation

Operating Results

Net Loss

				Percent	Percent
				Change	Change
(In millions, except				2006	2005
percentages and				versus	versus
per share amounts)	2006	2005	2004	2005	2004
			restated
Revenue	$12.4	$11.4	$13.4	9%	-15%
Operating loss	$9.3	$5.0	$2.5	87%	102%
Net Loss	$11.0	$5.3	$2.7	107%	96%
Loss per share	0.24	0.12	0.07	100%	71%

In 2006, our focus was in laying the ground work for the launch of Qix, while optimizing our costs.

Our net loss in 2006 increased over 2005 primarily for the following reasons:

  an increase in legal expenses of $1.7 million (see additional discussion under the "Operating Results – Legal" section);

  an increase in compensation costs of $1.5 million resulting from the initial implementation of SFAS 123(R) stock based compensation;

  an increase of $0.5 million in bad debt expense as a result of competitive pressures being experienced by some of our Asian-based customers;

  a $1.4 million gain recognized in 2005 from the settlement of a litigation; and

  the consolidation and equity in the net loss from Archer's operations, as discussed below.

Our SFAS 123(R) stock based compensation expense totaled $1.5 million for the year. 2006 was the first year we were required to recognize an expense for this purpose. In the fourth quarter, we recognized $0.8 million of stock based compensation expense which was more than the amounts recognized in each of the preceding three quarters. This was a one-time event the circumstances of which are not expected to recur. We expect stock based compensation expense in 2007 to be less than 2006.

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2006 Annual Report

The increase in net loss in 2005 compared to 2004 is primarily attributable to the following:

  a decline in revenue in our North America market due to significantly lower royalties being generated from a customer that had historically been a significant source of our revenues;

  less revenue from our Asian market as a result of continued market pressures from outside competitors;

  increased legal fees of $0.8 million (see additional discussion under the "Operating Results – Legal" section);

  increased product research and development costs ("PR&D") of $1.9 million attributable to the acquisition of Decuma and lower levels of capitalization;

  increased income tax expense of $0.4 million related to our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") (see additional discussion under the "Operating Results – Income Tax" section); and

  offset by less impairment recognized on note receivables of $1.8 million and a $1.4 million gain recognized in 2005 from the settlement of a litigation.

In December 2005, we sold our wholly-owned subsidiaries Beijing Oztime Education Network Co. Ltd. ("Oztime") and EnglishPractice Inc. ("EPI") to Archer Education Group, Inc. ("Archer"), in exchange for shares in Archer, which resulted in us holding a controlling interest in Archer. As a result, the operating results of Archer were consolidated with our operations from December 21, 2005 until the end of February 2006 (represented within our e-Learning business segment), at which time, from subsequent share subscriptions, Archer had diluted our interest into a non-controlling position. Since March 2006, Archer's operating results were no longer consolidated with ours but were reported as "Equity in the net loss of a significantly influenced company" within the Consolidated Statement of Loss (hereby referred to as the "deconsolidation of the e-Learning"). Since the deconsolidation of the e-Learning we have refocused our efforts on our core technology business described above.

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Zi Corporation

Subsequent to December 31, 2006, we sold our minority interest in Archer to an unrelated third party (see additional discussion under the "Subsequent Events – Disposition of Archer Education Group" section). The following table shows the impact of e-Learning on our revenue and expenses in the last three years. As the result of the sale, we will no longer be required to include any part of the operating results of Archer.

				Percent	Percent	Percent
(In millions, except				of total	of total	of total
percentages)	2006	2005	2004	2006	2005	2004
Revenue	$0.6	$0.8	$0.5	5%	7%	4%
Expenses
Cost of Sales	0.0	0.2	0.1	*	33%	20%
Product Research & Development	0.1	0.6	0.5	2%	14%	21%
Selling General & Administrative	0.8	0.8	0.6	7%	8%	6%
Operating Loss	0.4	0.8	2.7	4%	16%	110%
Equity in net loss of significantly influenced company	0.9

* Not meaningful

Revenue
				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Royalties, license and implementation fees	$11.8	$10.6	$12.9	12%	-18%

License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms. Maintenance and support fees are generated as those services are provided. Software licensing royalties are ongoing revenues based on the number of units shipped with our product embedded.

In 2006, while the bulk of our revenue continues to be derived by the licensing of eZiText, we introduced Qix to the market with a contract with T-Mobile to incorporate Qix into its wireless mobile devices. In addition to this, we continue to make progress with the licensing of our Decuma product.

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2006 Annual Report

The increase in the 2006 revenues as compared to the 2005 revenues is primarily due to the following: 1) our penetration into the gaming console market, and 2) additional revenues recognized from our largest customer. In the gaming console market, we announced the licensing of eZiText to Sony Computer Entertainment Inc. for their PLAYSTATION 3 and PSP consoles, and to Nintendo Co., Ltd. for their Nintendo Wii console. In addition to this, we also licensed Decuma to Nintendo for its Nintendo DS console.

While many of our Asian-based customers have continued to feel strong competitive pressures which have resulted in higher bad debt expense and reduced revenues for Zi, we have, in most situations, been able to offset these effects by signing agreements with new licensees in Asia.

With the launch our new Qix product and the advances we have made with the licensing our Decuma product, we expect increased revenues in 2007.

The decline in revenue in 2005, compared to 2004, was due to lower revenues in our North America market, which was a result of significantly lower royalties being recognized from a customer that had historically been a significant source of our revenue. In addition, we had lower revenues from our Asian market as a result of continued pressures from outside competitors.

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Zi Corporation

License Revenue by Geographic Region

The following table sets forth the revenues recognized by the entities established in each geographic region we operate in with our core technologies – i.e., eZiText, Decuma and Qix.

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Canada	$5.8	$4.2	$5.9	38%	-29%
United States	0.9	1.0	1.8	-10%	-44%
Asia	4.8	5.0	5.2	-5%	-4%
Sweden	0.3	0.4	0.0	-21%	*

Significant customers

The following table sets forth the customers who accounted for 10% or more of our total license and implementation fees and the percentage of sales generated by the top five customers in the three years ended December 31:

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Significant Customer 1	25%	18%	20%	39%	-9%
Significant Customer 2	9%	13%	14%	-28%	-6%
Top Five Customers	43%	42%	47%	3%	10%

Net sales to these significant customers have been attributed to our Canadian operations.

Cost of Sales & Gross Margin

Cost of sales includes the allocation of engineering expenditures associated with projects carried out to modify existing products to meet specific customer requirements and to provide assistance with implementing our product onto our licensees' platforms. Cost of sales declined in 2006 as a result of the de-consolidation of our e-Learning business segment (see discussion under the "Operating Result – Net Loss").

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2006 Annual Report

Selling, General and Administrative Expenses

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Selling, General & Administration	$11.9	$9.9	$9.3	20%	6%

Salaries, general and administrative expense ("SG&A") includes salaries and benefits, stock-based compensation and other employee related expenses of sales, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees, excluding legal fees, rent, business taxes, bad debts and other administrative expenses.

The increase in SG&A costs in 2006 is primarily due to costs associated with the initial adoption of SFAS 123(R), which resulted in an additional compensation expense of $1.2 million being recognized in 2006, compared to 2005. In addition, bad debt expense increased by $0.5 million as a result of competitive pressures among our Asian-based customers. The decline in costs related to Sarbanes-Oxley Act ("SOX") compliance work, which was a significant factor for the increase in 2005, was offset by costs incurred in connection with our international tax audit and transfer pricing consulting fees.

We expect that SG&A expenses will decline in 2007 due to cost optimization initiatives that we have implemented and because we expect that the expenses related to stock based compensation to decline from the 2006 level.

The increase in SG&A in 2005, compared to 2004, was primarily due to the consolidation of, at that time, the recently acquired Decuma. Other factors also impacting the increase in SG&A are as follows: increased costs associated with SOX and other compliance and increased marketing related costs associated with promoting Decuma and Qix. The increased costs in 2005 were partially offset by the absence of a one-time $1.4 million expense related to the issuance of restricted stock units and non-employee stock option in 2004.

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Zi Corporation

Legal

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Legal	$3.4	$1.7	$0.8	101%	101%

Legal expenses relate to fees incurred with outside legal counsel for patent protection work, the defense of our patents, shareholder issues and other corporate matters. The sharp increase in legal costs in 2006 are primarily due to the on going defense costs related to the University of Texas action against certain of our clients and legal matters related to a major shareholder (see additional discussion under the "Litigation/Indemnification" section). On February 23rd, 2007, we announced that we have entered into an agreement with the major shareholder to settle all claims.

As a result of the settlement, and generally, we expect legal expense to decrease significantly in 2007.

The increase in Legal costs in 2005 over 2004 is attributable to the University of Texas action and the major shareholder legal matters discussed above.

Product Research and Development Expense

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Gross Product Research and Development	$5.8	$5.2	$4.0	12%	29%
Capitalized costs	(1.4)	(0.9)	(1.7)	51%	-44%
Product Research and Development	4.4	4.2	2.4	3%	81%

PR&D expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased in 2006, compared to 2005, reflecting the impact of the initial adoption of SFAS 123(R), which increased PR&D related compensation expense by $0.3 million. In addition to this, we increased the relative head count with PR&D related departments, reflecting our commitment to invest in new product features and enhancements to our suite of products.

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2006 Annual Report

Gross PR&D expenditures increased in 2005, compared to 2004, as a result of the acquisition of the Decuma and continued investment in new product features and enhancements to software language databases.

Depreciation and Amortization

				Percent	Percent
				Change	Change
				2006	2005
(In millions, except				versus	versus
percentages)	2006	2005	2004	2005	2004

Depreciation	$0.4	$0.4	$0.4	0%	0%
Amortization of deferred software
development costs	1.1	0.6	0.5	80%	18%
Amortization of other intangibles	0.2	0.2	-	2%	*

* Not meaningful

The table above sets out the components of depreciation and amortization expense. The increase in depreciation and amortization in 2006 and 2005 was due to increased amortization associated with the commercial release of the S60 version of eZiText and Qix. The commercial release of a product commences the amortization of previously capitalized software development costs related to that product. We commercially released the S60 version of eZiText and Qix in January 2006 and July 2006 respectively.

In 2005 the increase in the amortization in other intangibles is due to the acquisition of Decuma and the patents and trademarks associated with it.

Interest and Other Income

Interest and other income consist primarily of income from our interest bearing deposits. Interest and other income declined in 2006 as our cash position (including restricted cash) decreased to $3.8 million from $12.2 million in 2005.

Income Tax Expense

We account for income taxes in accordance with FASB SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to the extent that management considers it is more likely than not that a deferred tax asset will not be realized. In determining the valuation allowance, management considers factors such as the past history of operating losses, projected taxable income, reversal of deferred income tax liabilities, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

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Zi Corporation

Except for our Chinese subsidiary, we incurred losses in 2006, 2005 and 2004, the tax benefits of which have not been reflected in these financial statements. A valuation allowance equivalent to the full value of the deferred tax assets of $18.4 million is reflected in the consolidated financial statements resulting in no deferred tax asset being recognized.

We have net operating losses carry forwards of approximately $75.8 million, which can be applied against future years' taxable income in their respective jurisdictions. In addition, we have $50.9 million of capital losses carry forward which are available to offset Canadian capital gains in future years. Taxable income earned by our foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

We are subject to examinations by taxation authorities of the jurisdictions in which we operate in the normal course of operations. In 2006, Canada Revenue Agency ("CRA") commenced an audit of Zi Corporation. We intend to present to CRA a comprehensive review of our international transfer pricing policies and procedures and documentation requirements. We expect that this review will resolve the Zi tax audit but could also result in tax consequences for various Zi subsidiaries. The ultimate resolution of this matter is uncertain and we are currently working with our tax advisors to determine a range of possible outcomes. Accordingly, we have not recorded any liability relating to this audit as of December 31, 2006.

Impact of Inflation and Changing Prices

Inflation is not a major factor affecting operations.

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2006 Annual Report

Foreign Currency

All non-U.S. operations of ours are translated into U.S. dollars for financial statement presentation. Consequently, movements in exchange rates may have a significant impact on financial results. Substantially all of our product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars, Swedish Kronor and Chinese Renminbis. Based on the 2006 distribution of revenues and cash flows, a one percent change in the U.S. dollar relative to all other named currencies is estimated to affect revenues by nil and expenses by $56,432.

Impact of Governmental Policies and Other Factors on Operations and Investments

We operate primarily in Canada, the United States of America, China, Sweden and Hong Kong. The market for our products includes all of the developed and many of the less developed countries in the world. Accordingly changes in governmental trade, fiscal and other policies could have an impact on sales and on the ability of the Company to transfer funds and/or manage foreign operations.

Liquidity and Capital Resources

Financial Condition and Liquidity

			Increase
(In millions, except percentages)	2006	2005	(Decrease)
Cash and cash equivalents	$1.7	$11.5	$(9.8)
Net Cash provided by (used in):
Operating activities	(7.4)	(1.1)	(6.2)
Financing activities	0.9	2.4	(1.5)
Investing activities	(3.5)	(1.8)	(1.7)

Restricted Cash

Due to Chinese government regulations pertaining to the capitalization of Chinese companies, funds held in our principal Chinese subsidiary, are restricted for use in funding the day-to-day operations of our various Chinese subsidiaries. These funds are not expected to be fully available to fund our non-Chinese operations in the foreseeable future although we have been able to fund certain activities out of this subsidiary's balances.

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Zi Corporation

At December 31, 2006, we held the U.S. dollar equivalent of $2,160,495 (December 31, 2005 - $648,119) in cash classified as restricted through our principal Chinese subsidiary.

Bank Indebtedness

In December 2006, we secured a $1,000,000 credit facility with our principal bank, HSBC Bank Canada. The loan was secured by a single trade receivable of ours, which was insured by Export Development Canada. The outstanding amount on the loan was due on demand, or the earlier of the collection of the receivable or March 1, 2007. The proceeds of the loan were used to augment our cash balances for operating purposes.

The loan was secured by a first priority interest in all capital assets of the Company. The loan bore interest at LIBOR plus 2%. The loan agreement contains a number of restrictive covenants, all of which we were in compliance with as of December 31, 2006.

The loan and accrued interest thereon was repaid in full on January 10, 2007.

Cash Requirements Outlook

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

Capital requirements in 2007 include funding of continued new product development and enhancements to existing products. At current revenue and expense levels, we may not able to fund our continued operations and meet its current obligations.

In order to carry on with our business plan, we just recently completed a private placement for gross proceeds of $6,000,712 (see additional discussion under the "Subsequent Events – Private Placement" section). In addition to this, we have also implemented certain cost reductions, and a strategic plan to sign new customer contracts in 2007 and the future. While we believe that we will be successful in meeting our 2007 capital requirements; we can give no assurances.

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2006 Annual Report

Cash applied to Operating Activities

Cash applied to operations in 2006 increased by $6.2 million, compared to 2005, primarily due to an increase in our net loss of $5.7 million and an increase in working capital, excluding cash, of $0.7 million. $2.9 million of the increase in net loss is attributable to various non-cash items such as stock based compensation expense, impairment on note receivable, equity in the net loss of a significantly influenced company, and an increase in depreciation and amortization. The cash items attributable to the loss are an increase in legal expenses of $1.7 million (see "Operating Results – Legal") and the gain on settlement of litigation of $1.4 million which occurred in 2005.

In 2006, working capital, excluding cash, increased by $0.7 million compared to 2005 which saw a decrease of $2.7 million. The changes in non-cash working capital in 2006 and 2005 was primarily due to timing differences in collection of a single trade receivable in each of those years. The remaining changes in non-cash working capital are due to the net effect of the deconsolidation of the e-Learning division and the increase of deferred revenues.

Cash applied to operations in 2005 was $1.1 million as compared to cash generated from operations of $0.9 million in 2004. The $2.0 million year over year decrease in cash flow from operations was due to an increase in net loss of $2.6 million, adjusted for a decrease in non-cash items of $2.9 million and a decrease of $3.4 million in non-cash working capital.

In 2005, non-cash working capital generated $2.7 million in cash. This was due to an increase in accounts payable and accrued liabilities at December 31, 2005 of $0.1 million, a decrease in accounts receivable by $1.7 million and an increase in deferred revenue of $1.0 million. The increase in accounts payable and accrued liabilities relates to an increase in income taxes payable in PRC, the decrease in accounts receivable relates to the collection of a significant customer receivable that was outstanding at December 31, 2004, and the increase in deferred revenue relates to the same significant customer that at December 31, 2005 had a larger amount of revenue that was unrecognized.

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Zi Corporation

Financing Activities

The Company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount
2006	Bank indebtedness	$0.9 million
2005	Issuance of common shares pursuant to exercise of stock options and warrants	$2.3 million
	Bank indebtedness	$0.1 million
2004	Issuance of common shares pursuant to a private placement and exercise of stock options	$12.2 million
	Settlement of notes payable	$(1.0) million

Investing Activities

Cash used in investment activities increased in 2006 primarily due to the increase in restricted cash of $1.6 million and an increase in the capitalization of software development costs of $0.4 million. The increase in restricted cash occurs as cash balances built up in one of our Chinese subsidiaries. This cash is not readily available to our subsidiaries outside of China. The increase in the capitalization of software development costs reflects our commitment to offer an array of new product features and enhancements to our suite of products.

On January 26, 2005, the Company purchased the assets of Decuma AB ("De-cuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Commitments and Contractual Obligations

As at December 31, 2006, we did not have any long-term debt; however, we did have current portions of capital lease obligations and deferred inducements received upon entering into new office leases in 2002.

As at December 31, 2005, long-term liabilities include two loans payable to former shareholders of two subsidiaries of Archer in the amount of $81,255 and $66,423, respectively. These loans do not appear on the balance sheet as at December 31, 2006, as the operating results of the e-Learning division have been deconsolidated (see discussion under "Operating Results – Net Income").

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2006 Annual Report

The Company rents premises under operating leases, which expire at various dates up to June 2012. Annual rentals under these leases for each of the next five years are as follows:

2007	714,105
2008	588,022
2009	536,423
2010	536,423
2011	536,423
Total	$2,911,396

Transactions with Related Parties

The following table outlines the Company's related party transactions:

	2006	2005	2004
Legal services provided by a law firm in which a director is a partner	$158,078	$227,883	$125,708
Fees paid on behalf of significantly influenced company	$7,247	$760	$10,442
Management fees paid to a firm owned by a director	$-	$-	$30,000
Consulting fees paid to a firm owned by a former officer	$34,248	$49,333	$46,067
Consulting fees paid to a firm in which an officer is a partner	$66,006	$-	$-

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third-party.

At the year-end, the amounts due from (to) related parties are as follows:

	2006	2005	2004
Due to law firm in which a director is a partner	$(57,931)	$(47,388)	$(5,338)
Due from significantly influenced company	$-	$-	$43,629
Due to a company in which an officer is a partner	$(56,188)	$-	$-

Foreign Exchange

We have not entered into any arrangements to hedge its foreign exchange requirements or its foreign assets.

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Zi Corporation

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices and furniture and equipment, primarily computers. In addition, we require continuous upgrade of servers, language databases, developer software, and other productivity software. We also purchase a significant numbers of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

Research and Development, Patents and Licenses, etc.

Our intellectual property may be grouped into the following product areas: eZiText, eZiTap, eZiType, Decuma, and Qix. It includes patents, copyrights, trademarks, domain names and trade secrets (people, technical know-how and documents). Historically, most of our research and development activities were dedicated to text input technology. However, with the introduction of Qix and Decuma the amount previously dedicated to text input technology will now be split across all three product areas. In addition to this, we are continually looking for new market opportunities.

Litigation/Indemnification

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ('112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of our principal competitor in the text input market and a few are customers of ours.

We are not a named party in the action. We have not accepted liability for any indemnity pursuant to our customer license agreements or otherwise. As a result of our efforts the claim against two of our customers was dismissed prior to any defence being filed. Without any admission of liability, we agreed as a business decision to assume the defence of five of our customers. Given the costs involved, we settled the claims against four of our relatively minor customers. We continue to defend the action on behalf of one of our customers.

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2006 Annual Report

We have also undertaken considerable expense in actively protecting our intellectual property and defending against alleged infringement claims. We have incurred substantial costs related to patent infringement litigation in the sum of $1,930,000 for 2006 (2005 – $540,000; 2004 – $60,000) for defense and settlement of such claims.

On February 22, 2007, we entered into a settlement agreement with the Receiver for the Lancer Fund (the "Receiver") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and us. The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement is also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission ("ASC") that the ASC will dismiss with prejudice our pending action against the Receiver; that the ASC has no objection to the parties terminating such pending action; and that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver's appointment, and such acknowledgement is not expected to be contentious. To date, orders have been secured from the United States District Court for the Southern District of Florida and, from the United States Bankruptcy Court for the Southern District of Florida. The date of receipt of such orders and acknowledgement will be the effective date of the Settlement Agreement (the "Effective Date"). The Effective Date must occur within 120 days of the date of execution of the Settlement Agreement. In addition, as of the Effective Date, the Receiver, ourselves and our current and certain former directors have agreed to deliver mutual releases.

On November 18, 2005, Mike Donnell (the "Plaintiff") filed a wrongful termination lawsuit against us in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and Chief Executive Officer of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, we filed a Statement of Defense and Counterclaim, denying the Plaintiff's claims. In March 2006, the Company settled these actions. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

On December 4, 2003, the Company commenced a legal action against former counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 in 2005.

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Zi Corporation

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Subsequent Events

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for gross proceeds of $6,000,712. Each unit consists of one share of the Company's stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As for fees for services, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to eight percent of the gross proceeds of such private placement, with six percent to be paid in the form of cash and two percent to be paid in the form of units, which have been included in the total units above, equal to the price paid per unit. An additional eight percent will be paid on the gross proceeds on the exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds on the exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent will also be issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

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2006 Annual Report

Stock Option Grant

On January 10, 2007, the Company granted to directors 250,000 stock options with a fair value of $0.82 per share option under the Company's stock option plans. The value of those shares options, aggregating $205,000 will be amortized over the 12-month vesting period. On January 10, 2007, the Company granted to employees other than senior management and directors 72,000 stock options with a fair value of $0.64 per share option under the Company's stock option plans. The value of those share options, aggregating $46,080, will be amortized over the three-year vesting period.

On February 28, 2007, the Company granted to an officer and director 400,000 stock options with a fair value of $1.00 per share option under the Company's stock option plans. The value of those share option, aggregating $400,000 will be amortized over the three-year vesting period.

Disposition of Archer Education Group

Effective March 27, 2007, Zi sold its minority interest in Archer to an unrelated third party. The transaction was valued at CDN$0.12 per share for total proceeds of CDN$736,800. The purchase price was paid in full at the date of closing. For the year ended December 31, 2006 and 2005, Archer's operations were reflected in the Company's financial statements through the equity method of accounting and consolidation, respectively. As at December 31, 2006, equity in net loss of Archer had exceeded the Company's investment in Archer. As a result, the proceeds of CDN$736,800 will be recognized as a gain in the first quarter of 2007.

34
Zi Corporation

CONCLUSIONS REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer (the "CEO"), Chief Financial Officer (the "CFO") and other key management personnel have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures. Based on the evaluation conducted, the CEO and CFO have concluded that the design and operation of the Company's disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the operations of the Company for the year ended December 31, 2006.

CERTIFICATION OF INTERNAL CONTROLS OVER FINANCIAL REPORTING

As of December 31, 2006, an evaluation was carried out under the supervision of, and with the participation of our management including the Chief Executive Officer and the Chief Financial Officer, of the design of our internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of internal control over financial reporting was appropriate as at December 31, 2006, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Various opportunities to improve the design and operation of internal control over financial reporting have been identified and approved by management. The actions necessary to implement these opportunities have been identified and will be implemented in 2007. These improvement opportunities do not affect the conclusions of the Chief Executive Officer and the Chief Financial Officer described above.

FORWARD LOOKING INFORMATION

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

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2006 Annual Report

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  the Company's history of operating losses and uncertainty of future profitability;

  the potential inability to raise additional capital to support the Company's operations and future growth;

  uncertainty as to the degree of and continuing market acceptance of the Company's products and services;

  uncertainties relating to product development;

  risks associated with the number, amount and timing of new product introductions;

  the Company's products may contain defects that could be costly to fix, damage our reputation and expose the Company to litigation;

  uncertainty regarding patents, proprietary rights and software piracy;

  variability in customer demand;

  fluctuations in quarterly results could negatively affect the Company's financial results;

  the Company's dependence on third party performance under marketing and licensing arrangements;

  risks associated with the contingent nature of continued performance under major sales contracts;

36
Zi Corporation

  rapid technological change and competition;

  uncertainty regarding the pricing, reporting and collection of accounts;

  uncertainties related to dependence on third-party suppliers;

  risks associated with dependence on sales in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  risks associated with the defense of its licensees in the University of Texas patent infringement lawsuit;

  fluctuations in foreign exchange rates;

  uncertainties associated with the Canadian Revenue Agency's audit of the Company's cross border transactions;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;

  changes in the Company's size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of the Company's management and the Company's strategic relationships;

  unable to attract and retain key personnel;

  investment risks associated with the Company's e-Learning investments;

  the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;

  other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time; and,

  other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities

Additional Information

Additional information can be found on the Company in the Company's Form 20-F filed on www.sec.gov/edgar.shtml as well as in other public documents which can be accessed at www.sedar.com.

37
2006 Annual Report

Management's Report

The consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect management's best estimates and judgments. Management is responsible for the accuracy, integrity and objectivity of these consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in these consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting designed to provide reasonable assurance that accounting records are reliable and assets are safeguarded.

The Board of Directors appoints the Audit Committee. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review these consolidated financial statements and the report of independent registered chartered accountants. The Audit Committee reports its findings to the Board of Directors for consideration in approving these consolidated financial statements for presentation to the shareholders. The independent registered chartered accountants have direct access to the Audit Committee of the Board of Directors.

Deloitte & Touche LLP has audited these consolidated financial statements independently on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on these consolidated financial statements.

[signed]	[signed]
Milos Djokovic	Blair Mullin
President and Chief Executive Officer	Chief Financial Officer
March 30, 2007

39
2006 Annual Report

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2006 and 2005 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zi Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with accounting principles generally accepted in the United States of America.

As described in Note 3 to the consolidated financial statements, the accompanying consolidated financial statements for the year ended December 31, 2004 have been restated. We therefore withdraw our previous report dated March 17, 2006 on those financial statements, as originally filed.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 29, 2007

40
Zi Corporation

Comments By Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders dated March 29, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 29, 2007

41
2006 Annual Report

Consolidated Balance Sheets

As at December 31,	2006	2005
(All amounts in United States of America dollars except share amounts)		Restated –
		see note 3
Assets
Current assets
Cash and cash equivalents	$1,672,847	$11,509,321
Restricted cash	2,160,495	648,119
Accounts receivable, net of allowance of $936,731 (2005 - $426,697)	5,785,954	4,579,966
Work-in-progress and inventory	–	13,897
Prepayments and deposits	599,963	607,375
Total current assets	10,219,259	17,358,678
Capital assets - net (note 5)	906,094	1,210,947
Intangible assets - net (note 6)	3,421,717	3,834,880
	$14,547,070	$22,404,505
Liabilities and shareholders' equity
Current liabilities
Bank indebtedness (note 7)	$1,000,000	$106,650
Accounts payable and accrued liabilities (note 17)	4,046,022	4,547,725
Deferred revenue	4,478,026	4,185,341
Deferred tax (note 11)	174,400	–
Current portion of other long-term liabilities (note 8)	30,467	64,927
Total current liabilities	9,728,915	8,904,643
Notes Payable (note 7)	–	147,678
Other long-term liabilities (note 8)	–	30,530
	9,728,915	9,082,851

Contingent liabilities, commitments and guarantees (notes 13 & 15)

Going concern (note 2)

Shareholders' equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 46,688,624 (2005 – 46,272,568) issued and outstanding	110,635,085	109,365,824
Additional paid-in capital	3,101,201	2,114,190
Accumulated deficit	(108,575,499)	(97,580,615)
Accumulated other comprehensive loss	(342,632)	(577,745)
	4,818,155	13,321,654
	$14,547,070	$22,404,505

See accompanying notes to consolidated financial statements.

[signed]	[signed]
Richard D. Tingle	Donald Hyde
Chairman of the Board	Director

42
Zi Corporation

Consolidated Statements of Loss

Years ended December 31,	2006	2005	2004
(All amounts in United States of America dollars except share amounts)			Restated –see note 3
Revenue
Royalty, license and implementation fees	$11,836,217	$10,614,043	$12,898,838
Other product revenue	555,523	770,470	504,213
	12,391,740	11,384,513	13,403,051
Cost of sales
Royalty, license and implementation costs	406,463	355,597	362,562
Other product costs	22,696	248,689	109,252
	429,159	604,286	471,814
Gross margin	11,962,581	10,780,227	12,931,237

Operating expenses

Selling general and administrative	(11,867,117)	(9,861,123)	(9,281,365)
Litigation and legal (note 13)	(3,363,188)	(1,673,486)	(833,197)
Product research and development	(4,367,427)	(4,243,172)	(2,350,141)
Depreciation and amortization (note 6)	(1,669,847)	(1,134,554)	(926,886)
Impairment of note receivable (note 12)	–	(250,000)	(2,000,000)
Gain on settlement of litigation (note 13)	–	1,415,616	–
Operating loss before undernoted	(9,304,998)	(4,966,492)	(2,460,352)
Interest on capital lease obligation	(795)	(3,924)	(25,558)
Other interest expense	(17,211)	(2,368)	(30,839)
Interest income and other income	236,594	366,796	128,550
Loss before undernoted	(9,086,410)	(4,605,988)	(2,388,199)
Equity interest in loss of significantly influenced company (note 10)	(893,973)	–	–
Impairment of note receivable (note 12)	(129,417)	–	–
Minority interest (note 3)	–	(23,920)	–
Income taxes (note 11)	(885,084)	(687,515)	(336,161)
Net loss	$(10,994,884)	$(5,317,423)	$(2,724,360)
Basic and diluted loss per share (note 9 and 17)	$(0.24)	$(0.12)	$(0.07)
Weighted average common shares – basic and diluted	46,502,728	46,152,711	41,373,309
Common shares outstanding, end of year	46,688,624	46,272,568	45,225,190
See accompanying notes to consolidated financial statements.

43
2006 Annual Report

Consolidated Statements of Shareholders' Equity

					Accumulated
			Additional		other	Total
	Common shares issued		paid-in	Accumulated	comprehensive	comprehensive
	shares	amount	capital	deficit	income (loss)	income (loss)
(All amounts in United States of America dollars except share amounts)
Balance – December 31, 2003	39,371,560	$93,957,652	$601,744	$(89,538,832)	$(739,471)
Issued on exercise of stock options	1,143,766	2,289,957	–	–	–
Issued under private placement	3,636,364	7,067,885	–	–	–
Issued restricted stock units	–	–	685,767	–	–
Issued share purchase warrants to consultant re private placement	–	(141,048)	141,048	–	–
Issued on exercise of share purchase warrants	1,073,500	2,851,188
Issued stock options to non-employee	–	–	685,631	–	–
Net loss	–	–	–	(2,724,360)	–	(2,724,360)
Other comprehensive income from foreign currency translation adjustment	–	–	–	–	275,834	275,834
Balance – December 31, 2004, restated – see note 3	45,225,190	$106,025,634	$2,114,190	$(92,263,192)	$(463,637)	$(2,448,526)
Issued on exercise of stock options	290,967	736,867	–	–	–
Issued on exercise of share purchase warrants	609,482	1,605,187	–	–	–
Issued on acquisition of subsidiary	146,929	998,136	–	–	–
Net loss	–	–	–	(5,317,423)	–	(5,317,423)
Other comprehensive loss from foreign currency translation adjustment	–	–	–	–	(114,108)	(114,108)
Balance – December 31, 2005, restated – see note 3	46,272,568	$109,365,824	$2,114,190	$(97,580,615)	$(577,745)	$(5,431,531)
Issued on exercise of restricted stock units	416,056	1,269,261	(1,269,261)	–	–
Issued restricted stock units	–	–	156,663	–	–
Employee stock-based compensation costs	–	–	1,340,706	–	–
Archer dilution	–	–	758,903	–	–
Net loss	–	–	–	(10,994,884)	–	(10,994,884)
Other comprehensive income from foreign currency translation adjustment	–	–	–	–	235,113	235,113
Balance – December 31, 2006	46,668,624	$110,635,085	$3,101,201	$(108,575,499)	$(342,632)	$(10,759,771)

See accompanying notes to consolidated financial statements.

44
Zi Corporation

Consolidated Statements of Cash Flow

Years ended December 31,	2006	2005	2004
(All amounts in United States of America dollars)			Restated –
			see note 3
Net cash flow from (used in) operating activities:
Net loss	$(10,994,884)	$(5,317,423)	$(2,724,360)
Items not affecting cash:
Depreciation and amortization	1,709,525	1,162,118	926,886
Equity in net loss of significant influenced company (note 10)	893,973	–	–
Impairment of note receivable	129,417	250,000	2,000,000
Stock compensation expense - employees	1,544,755	–	685,767
Stock compensation expense – non-employees	–	–	685,631
Loss on dispositions of capital assets	24,212	8,354	9,899
Decrease (increase) in non-cash working capital:
Accounts receivable	(1,923,617)	1,660,575	(1,561,047)
Prepayments and deposits	(41,350)	(39,906)	(15,227)
Accounts payable and accrued liabilities	361,640	110,063	(681,866)
Deferred revenue	754,775	1,019,146	1,604,532
Deferred tax	174,400	–	–
Cash flow from (used in) operating activities	(7,367,154)	(1,147,073)	930,215
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	–	2,342,054	12,209,030
Settlement of note payable	–	–	(1,000,000)
Bank indebtedness (note 7)	893,350	106,650	–
Payment of capital lease obligations	(7,545)	(16,141)	–
Cash flow from financing activities	885,805	2,432,563	11,209,030
Cash flow from (used in) investing activities:
Note receivable	–	(250,000)	–
Purchase of capital assets	(304,457)	(256,579)	(178,258)
Software development costs	(1,407,204)	(930,264)	(1,661,974)
Other deferred costs	(57,445)	(52,732)	(52,397)
Deconsolidation of subsidiary	(181,199)	–	–
Acquisition of subsidiaries	–	(434,546)	–
Changes in restricted cash	(1,512,376)	114,927	(550,281)
Cash flow used in investing activities	(3,462,681)	(1,809,194)	(2,442,910)
Effect of foreign exchange rate changes on cash and cash equivalents	107,556	(93,264)	275,834
Net cash (outflow) inflow	(9,836,474)	(616,968)	9,972,169
Cash and cash equivalents, beginning of year	11,509,321	12,126,289	2,154,120
Cash and cash equivalents, end of year	$1,672,847	$11,509,321	$12,126,289
Non-cash financing activity
Equipment acquired under capital lease	$–	$–	$29,118
Components of cash and cash equivalents
Cash	$1,294,185	$4,120,256	$5,104,654
Cash equivalents	$378,662	$7,389,065	$7,021,635
Total cash and cash equivalents	$1,672,847	$11,509,321	$12,126,289
Supplemental cash flow information
Cash paid for interest	$18,006	$6,292	$56,397
Cash paid for income taxes	$772,260	$687,515	$–
See accompanying notes to consolidated financial statements.

45
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

1.     Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company's full range of intuitive and easy-to-use solutions include its new eZiType predictive keyboard with auto-correction, eZiText for one-touch predictive text entry, eZiTap for intelligent multi-tap entry, Decuma for natural handwriting which now includes prediction technology and Qix, a search and discovery engine. Zi's markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.     Going Concern Basis of Presentation

As at December 31, 2006, the Company had an accumulated deficit of $108,575,499 and for the year the Company incurred a loss of $10,994,884 and used cash in operating activities of $7,367,154. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital to meet our obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company plans to reduce expenses, as well as continue to sign new customer contracts in 2007 and the future. The Company can give no assurance that it will be successful in executing this plan. Should it fail to raise sufficient capital or earn additional revenue it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

Subsequent to year-end the Company completed the first part of its business plan by completing a private placement for gross proceeds of $6,000,712 (see note 20). In addition to this, a significant receivable in the amount of $3.0 million was collected from the Company's single largest customer. This receivable was used to secure the $1.0 million in bank indebtedness at year-end. Consequently, the bank indebtedness was repaid from the proceeds of this receivable.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

46
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

3.     Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements are expressed in United States of America dollars ("U.S. dollars") and prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Restatement of income tax expense

For the year ended December 31, 2004, the Company's income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC" or "China") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and we believed it was entitled to the tax holiday and tax rate reductions.

PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the stipulated levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax.

Income tax expense for the year ended December 31, 2004, previously reported as nil, has been restated to $336,161. As a result, the net loss for the year ended December 31, 2004, previously reported as $2,388,199, has been restated to $2,724,360. Similarly, net loss per share for the year ended December 31, 2004, previously reported as $0.06, has been restated to $0.07. In addition, the accumulated deficit as at December 31, 2004, previously reported as $91,927,031, has been restated to $92,263,192. Comprehensive net loss for the year ended December 31, 2004, previously reported as $2,112,365, has been restated to $2,448,526.

47
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

As disclosed in the notes to the financial statements under stock-based compensation, pro forma net loss for the year ended December 31, 2004, previously reported as $6,290,102, has been restated to $6,626,263. Similarly, pro forma net loss per share for the year ended December 31, 2004, previously reported as $0.15, has been restated to $0.16.

Principles of consolidation

These consolidated financial statements include the accounts of Zi and its subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by the Company except Archer Education Group Inc. ("Archer") and Magic Lantern Group, Inc. ("MLG"). These investments, which the Company does not control but exercises significant influence over its operating, investing and financing policies, are accounted for using the equity method. With respect to MLG, the Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Since the deconsolidation of Archer in February of 2006, (See note 4) the company has been recognizing its proportionate share of losses until the fourth quarter when the investment was reduced to zero. Dilution gains triggered by future share issuance by Archer may cause the investment to be increased at which point the Company will resume recognizing its proportionate share of losses up to the amount of the investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability.

Minority interest in earnings of consolidated subsidiaries represents the minority shareholders' share of the after-tax net income or loss from Archer prior to the deconsolidation in March of 2006. The minority interest included in the consolidated balance sheets reflects the original investments by these minority shareholders in the consolidated subsidiaries, along with their proportionate share of the earnings or losses of the subsidiaries. As of December 31, 2005, no value was allocated to minority interest. Archer has generated losses since its inception; as a result, the Company has not allocated to minority interests their proportionate share of the losses, as the minority shareholders do not have any obligation to reimburse the Company their proportionate share of the losses.

The Company consolidates an entity's financial statements when the Company either will absorb a majority of the entity's expected losses or residual returns, in the case of a variable interest entity ("VIE"), which there were none at December 31, 2006 and 2005, or has the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when the Company does not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, the Company accounts for the entity under the equity method. As of December 31, 2006, 2005 and 2004, there were no greater-than-50 percent-owned affiliates whose financial statements were not consolidated.

48
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Foreign currency translation

Zi Corporation's functional currency, on a stand-alone basis, is the U.S. dollars. For the United States, Swedish, Chinese, Hong Kong and other Canadian subsidiaries, the functional currencies are the U.S. dollar, Swedish krona, Chinese renminbi ("RMB"), Hong Kong dollar and Canadian dollar ("CDN"), respectively. The balance sheet accounts of the Company's foreign operations for which the local currency is the functional currency are translated into U.S. dollars at period-end exchange rates, while income, expense and cash flows are translated at average exchange rates for the period. Translation gains or losses related to net assets of such operations are shown as a component of accumulated other comprehensive income in shareholders' equity. Gains and losses resulting from foreign currency transactions, which are transactions denominated in a currency other than the entity's functional currency, are included in the consolidated statements of loss.

Use of estimates

The preparation of these consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation allowance for deferred tax assets, and revenue for other product revenue using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

49
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Cash and cash equivalents

The Company considers all balances with banks and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Restricted cash

At December 31, 2006, the Company held the U.S. dollar equivalent of $2,160,495 (December 31, 2005 - $648,119) in RMB through its principal Chinese subsidiary Huayu Zi. Due to PRC government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company's various Chinese subsidiaries and are not expected to be fully available to fund the non-Chinese operations of the Company in the foreseeable future.

At December 31, 2006 and December 31, 2005, the Company has classified these funds as restricted cash. The reclassification to restricted cash does not affect previously reported cash flows from operations or from financing activities in the Company's previously reported consolidated statements of cash flows, or its previously reported consolidated statements of loss for any period.

Capital assets

The Company records capital assets at cost and provides for amortization over the useful life of the asset using the declining-balance method at a rate of 30 percent for computer and office equipment. Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the estimated useful lives or the remaining term of the lease. The amortization periods for leasehold improvements range from one to five years. Inducements received upon entering into new leases have been deferred and are being recognized as a reduction in rent expense over the corresponding lease term.

In the year of disposal, the resulting gain or loss is included in the consolidated statements of loss and the cost of assets retired or otherwise disposed and the related accumulated amortization are eliminated from these accounts.

Intangible assets

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

50
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Costs of start-up activities and organizational costs are expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity.

The Company records intangible assets, excluding goodwill and intangible assets with indefinite lives at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Customer agreements	4.5 years
Patents and trademarks	11 years
Software development costs	3 years
Curriculum	10 years
Contracts relationship	10 years

Goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired, such as, the loss of a patent litigation or a significant decline in the Company's revenue.

Impairment of long-lived assets

The Company annually reviews the carrying value of its long-lived assets, including intangible assets, on September 30 of each year and periodically reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future net cash inflows from such assets is less than the carrying amount, an impairment loss is recognized. The Company considers factors such as significant changes in the business climate and projected discounted cash flows from the respective assets in determining the fair value of the asset. The Company evaluated its remaining long-lived assets at September 30, 2006 and determined that no impairment had occurred.

51
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Revenue recognition

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recognized in accordance with Statement of Position ("SOP"), "Software Revenue Recognition". Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues – provided that: a non-cancellable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized once clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contract which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. These revenues are recognized rateably over the term of the contract.

The Company reports revenue on a gross basis in PRC. The amount of taxes collected from customers and remitted to the governmental authorities was $595,157, $522,278 and $434,386 in the three years ended 2006, 2005 and 2004 respectively.

Revenues from Oztime product contracts recorded in other product revenue were recognized using the percentage of completion method, whereby revenue was recorded at the estimated realizable value of work completed to date and costs incurred to date were compared to total estimated contract costs to determine whether a loss was realized. Amounts received in advance were recorded as deferred revenue. Estimated losses on contracts were recognized when they became known.

Revenues from Archer consist primarily of tuition and fees derived from courses taught in Archer's colleges, schools, and training centers. Revenues from tuition fees are recognized pro-rata (on a straight-line basis) on a monthly basis over the relevant period attended by the student of the applicable course or program. If a student withdraws from a course or program, the paid but unearned portion of the student's tuition is refunded. Refunds are calculated and paid in accordance with applicable provincial law and accrediting agency standards for refund policies. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10 percent of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets, as such, amounts are expected to be earned within the next year.

52
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method or pro-rata on a monthly basis, as previously described.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. The Company evaluates the credit worthiness of its customers prior to delivery of its software and based on these evaluations, adjusts credit limits to the respective customers. In addition to these evaluations, the Company conducts on-going credit evaluations of its customers' payment history and current credit worthiness. The allowance is maintained for 100% of all accounts deemed to be uncollectible. To date, the actual losses have been within management expectations.

As at December 31, 2006, a single customer accounted for 52% of the accounts receivable balance. Subsequent to December 31, 2006, the full amount of the receivable was collected.

Income taxes

The Company computes income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and operating loss and tax credit carry forwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carry forwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carry forwards are expected to be recovered or settled.

53
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded as if it were an acquisition of an asset and the incurrence of an obligation. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets. Operating lease costs are expensed as incurred. The Company accounts for tenant improvement allowances as a deferred rent liability included in other liabilities on the consolidated balance sheets and as a component of investing activities on the consolidated statements of cash flows.

Share issue costs

The Company reduced the value of consideration assigned to shares issued by direct costs, net of applicable income tax recoveries, of issuing the shares.

Loss per share

Loss per share is computed based on the weighted average basic number of shares outstanding for the period. Diluted loss per share has been calculated using the treasury stock method, whereby diluted loss per share is calculated as if options, restricted stock units ("RSUs") and common share purchase warrants were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Potentially dilutive shares have not been used in calculating diluted loss per share for the years ended December 31, 2006, 2005 and 2004 as they were anti-dilutive as discussed in note 17.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company has reported components of comprehensive income (loss) on its consolidated statement of shareholders' equity.

Gains on issuance of stock by subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there a question as to the subsidiary's ability to continue in existence, the Company records the dilution gain in the consolidated statements of loss. Otherwise, the increase is reflected in additional paid-in capital in the Company's consolidated statements of shareholders' equity.

54
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Financial instruments

Accounts receivable, cash equivalents, investment in significantly influenced company, accounts payable, accrued liabilities, note payable, and capital lease obligations constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity, except for the note receivable and the investment in significantly influenced company. The carrying values for these financial instruments represent their maximum credit risk. The investment in significantly influenced company constitutes a financial instrument with a fair value that is not determinable due to the unavailability of independent third party evidence to support a valuation of this investment.

The Company maintains substantially all cash and cash equivalents with major financial institutions. Deposits held with banks may exceed the amounts of insurance provided on such deposits. Credit risk exposure includes accounts receivable with customers primarily located in North America, Asia, and Western Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from customers. The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Stock-based compensation

The Company adopted SFAS 123(R) "Share Based Payment", effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Prior to the adoption of SFAS 123(R), the Company was required to provide pro forma disclosures.

55
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

The adoption of SFAS 123(R) changes the accounting for stock options. SFAS 123(R) is effective for all stock options grant beginning January 1, 2006. For those stock option awards granted prior to January 1, 2006, but for which the vesting periods are not complete, the modified prospective transition method permitted by SFAS 123(R) is used. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated financial statements beginning in the first quarter of 2006 using the grant-date fair values previously calculated for pro forma disclosures. The Company has recognized the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting period. Stock options typically vest in equal installments over a service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company's common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company's historical experience for various categories of employees receiving stock option grants. The Company accounts for restricted stock units ("RSUs") in accordance with SFAS No. 123(R), and records the fair value of the RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

SFAS No. 123(R) also requires that the excess tax benefits related to stock compensation be reported as a cash inflow from financing activities rather than as a reduction of taxes paid in cash from operations.

Note 9, below, describes the Company's stock-based compensation plan. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method as prescribed by APB Opinion No. 25 and related interpretations. No stock-based compensation related to option grants to employees or directors was reflected in net loss in the years ended December 31, 2005 and 2004 as all stock options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net loss and basic and diluted net loss per share for the years ended December 31, 2005 and 2004 would have been changed to the pro forma amounts indicated below:

56
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Years ended December 31,	2005	2004
		Restated – see note 3
Net loss:
As reported	$(5,317,423)	$(2,724,360)
Stock compensation expense	(2,874,033)	(3,901,903)
Pro forma net loss	(8,191,456)	(6,626,263)
Net loss per common share:
As reported, basic and diluted	$(0.12)	$(0.07)
Stock compensation expense, basic and diluted	(0.06)	(0.09)
Pro forma, basic and diluted	$(0.18)	$(0.16)
Stock options and RSUs issued during the year	940,375	2,105,500
Weighted average exercise price	$3.22	$2.27
Weighted average fair value of stock options granted during the year	$2.22	$1.19

In 2004, a grant of 400,000 stock options was made to a non-employee consultant for financial advisory services which the company accounted for in accordance with SFAS No 123 and recognized $685,631 in 2004 as part of selling general and administrative expense calculated by using the Black-Scholes option pricing model.

The above pro forma compensation expense related to options granted pursuant to our stock option plans was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following weighted average assumptions:

	2005	2004
Risk free interest rate	3.0-3.8%	2.5-3.9%
Expected life in years	3.7	3.7
Expected dividend yield	0%	0%
Expected volatility	82-116%	45-82%

57
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Recent accounting pronouncements

In February 2006, the FASB issued Staff Position No. FAS 123(R)-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event" ("FSP 123R-4"). FSP 123R-4 amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet certain conditions in SFAS 123(R) until it becomes probable that the event will occur. The guidance in this FASB Staff Position was applied as part of our adoption of SFAS 123(R), effective January 1, 2006, and did not have a significant impact on the Company's financial results.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140", which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of SFAS No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company has evaluated the new interpretation and determined that it will not have a material impact on the Company's financial results.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the new statement to determine the potential impact, if any, this would have on the Company's financial results.

In June 2006, Emerging Issues Task Force Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities should be Presented in the Income Statement (That is, Gross versus Net Presentation)" ("EITF 06-3"), was issued, which is effective for interim and annual reporting periods beginning after December 15, 2006. EITF 06-3 addresses which taxes assessed by a Government Authority should be considered and how these taxes should be presented in the income statement – i.e., gross versus net. EITF 06-3 reached a consensus that the presentation of the taxes is an accounting policy decision that should be disclosed pursuant to Opinion 22. The Company has adopted the EITF as of December 31, 2006 and it does not have an impact on the Company's consolidated operations and financial condition.

58
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal 2007. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115".The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") has recently required some registrants to restate their previously issued financial statements related to accounting for share purchase warrants issued in a currency other than the functional currency. In the SEC's view, these warrants are to be considered a derivative instrument and accounted in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires derivative instruments be recorded as a liability, instead of a component of shareholders' equity, and marked to market value at each reporting period. The FASB met recently and concluded that the position required by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and would then be able to do so as a change in accounting policy. However, early adoption would not be permitted, meaning that entities changing currently would have to restate their financial statements. The FASB position appears to imply that either method is currently correct but that only the SEC position will be correct in 2008. The Company has assessed the FASB's comments to determine what, if any, impact it will have on the Company's financial statements. As at December 31, 2006, the Company does not have any outstanding warrants that meet the definition of a derivative under SFAS 133; however, the Company has had warrants over its life that did meet this definition. As a result, the Company could be required to record a significant cumulative adjustment to the Company's opening accumulated deficit in 2008.

59
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

4.     Acquisitions

All acquisitions have been accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition of Decuma AB

On January 26, 2005, the Company purchased the assets of Decuma AB ("De-cuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting, and accordingly, included the results of operations of Decuma in the consolidated operating result of the Company from the date of acquisition. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Amounts assigned to intangible assets were supported through discounted cash flow analyses. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 4.5 years). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Through an assessment process carried out by the Company upon completion of this acquisition, it was decided that a certain senior management position in Decuma was redundant. Included in the purchase price is $200,000 to involuntarily terminate this position.

60
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

The purchase price is allocated as follows:

Net assets acquired:
Non-cash working capital deficiency	$(15,334)
Capital assets	49,821
Customer agreements	187,100
Patents and trademarks	1,235,015
$1,456,602

Pro forma information has not been presented showing the effect of a January 1, 2005 acquisition on the current year's results as the effect is not material. The following summarized pro forma information assumes the acquisition had occurred on January 1, 2004:

Year ended December
Pro forma information:	31, 2004 (unaudited)
Revenue	$13,907,535
Net loss	(3,941,888)
Loss per share – basic and diluted	$(0.10)

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

Acquisition of Archer Education Group Inc.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer's shares, through share subscription agreements in 2005. Consequently, Zi is a related party to Archer.

The Company's ownership of Archer increased primarily by the sale of its Beijing Oztime Education & Network Technology Co. Ltd. ("Oztime") and English-Practice Inc. ("EPI") subsidiaries to Archer. At December 31, 2005, the Company held 53.2 percent of the outstanding shares of Archer. Zi therefore, accounted for its investment in Archer as a purchase under the purchase method of accounting. Zi included Archer's results from December 21, 2005 (the date of acquisition) to December 31, 2005, and its assets and liabilities, net of minority interest at December 31, 2005.

61
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 non-interest bearing note receivable. The release of the escrowed shares is subject to performance criteria requiring revenues earned through Oz-time related operations, from the date of purchase to December 31, 2006, be $2,950,000 or more. The Company determined there was uncertainty that Oz-time's revenues related to its operations would achieve the performance criteria and as such the contingent consideration was not considered as part of the sale proceeds. As at December 31, 2006, Oztime revenues earned did not reach the required level. As a result, the escrowed shares will be cancelled.

On February 28, 2006, Archer raised additional capital through private placements of common shares at which point Zi's interest in Archer was diluted to 49.9 percent. The Company has deconsolidated the results of Archer as of March 1, 2006, since it no longer absorbs a majority of the entities expected losses or residual returns, in the case of a variable interest entity, and no longer has the ability to exert control over this subsidiary. The Company has accounted for its proportionate share of Archer's net loss at December 31, 2006, using the equity method.

Through a further private placement of Archer's common shares and exercise of stock options from March to December 2006, the Company's ownership of Archer was diluted to 42.2 percent. As the price of the shares issued by Archer is in excess of the book value of the underlying share, the Company's net investment in Archer increases resulting in a dilution gain to Zi of $758,903 as of December 31, 2006, which was recorded to additional paid-in capital.

5. Capital Assets
		Accumulated	Net book
	Cost	amortization	value
2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094
2005
Computer and office equipment	$3,654,212	$2,618,484	$1,035,728
Leasehold improvements	636,804	461,585	175,219
	$4,291,016	$3,080,069	$1,210,947

Included in computer and office equipment are assets under capital lease totaling $509,648 (2005 - $510,700) and related accumulated amortization of $421,139 (2005 – $388,638). The decline in capital assets is due to the deconsolidation of Archer.

62
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

6.     Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717
2005
Patents	$1,596,673	$451,616	$1,145,057
Trademarks	62,950	5,723	57,227
Customer agreements	166,473	36,321	130,152
Software development costs	9,581,903	7,688,289	1,893,614
Ministry registration and assistant programs	135,742	–	135,742
Curriculum	134,590	–	134,590
Contracts relationship	338,498	–	338,498
	$12,016,829	$8,181,949	$3,834,880

During 2006, $1,407,204 (2005 - $930,264) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for 2006 includes $1,084,365 of amortization of deferred software development costs and $153,492, $6,173 and $39,180, respectively, of amortization of patents, trademarks and customer agreements. Amortization for 2005 includes $602,570 of amortization of deferred software development costs and $150,102, $6,111 and $38,787, respectively, of amortization of patents, trademarks and customer agreement. The Company evaluated its other intangible assets at September 30, 2006 and determined that no impairment had occurred.

The following is the estimated amortization expense of intangible assets for each of the next five years:

2007	$1,244,886
2008	961,663
2009	462,073
2010	172,469
2011	172,469
Total	$3,013,560

63
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

7.     Bank Indebtedness and Notes Payable

On December 7, 2006, the Company entered into a Credit Facility Agreement (the "Loan") with HSBC Bank Canada. Under the Loan Agreement, the lender provided a demand loan of $1.0 million based on a single trade receivable of the Company's insured by Export Development Canada with proceeds assigned to the lender. The outstanding amount on the Loan is due on demand or the earlier of the collection of the trade receivable or March 1, 2007. The proceeds of the Loan were used to fund the short-term liquidity of the Company. The obligation under the Loan are secured by a first priority interest in all present and after acquired personal property of the Company and a floating charge over all the Company's present and after acquired real property. The Loan bears interest at LIBOR, plus 2 percent per annum - i.e., effective interest rate of 7.37 percent per annum. The Loan Agreement contains a number of restrictive covenants, all of which the Company was in compliance with as of December 31, 2006. The Company repaid the Loan and accrued interest on January 12, 2007.

Through two subsidiaries of Archer, the Company held two lines of credit as at December 31, 2005. Both lines of credit have a maximum credit limit of $42,992, bear interest between prime and prime plus 1.3 percent, were unsecured and payable upon demand. With the deconsolidation of Archer in 2006 both lines of credit were eliminated.

The note payable of $147,678 as of December 31, 2005 represents two notes payable of Archer to former shareholders in the amount of $81,255 and $66,423. With the deconsolidation of Archer in 2006 the note payable was eliminated.

8.     Capital Lease Obligations and Leasehold Improvements

The Company has entered into leases for computer and office equipment with payment terms over three years with interest at rates varying between 10.20 percent and 17.25 percent. Obligations as at December 31, 2006 were $1,833 (2005 – $9,378). The current portion at December 31, 2006 was $1,833 (2005 – $7,541). The future minimum lease payments under the capital leases are $1,870 in 2007, not including lease interest of $37. No other payments are required under the capital leases.

Inducements for leasehold improvements received by the Company upon entering into new leases as at December 31, 2006 were $28,634 (2005 – $86,079). The current portion at December 31, 2006 was $28,634 (2005 – $57,386).

64
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

9.     Share Capital

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006, at an exercise price of CDN$3.25 per share. On July 16, 2006, the 290,200 outstanding stock purchase warrants expired unexercised (December 31, 2005, 292,200 stock purchase warrants were outstanding). As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants were exercisable immediately and expire if unexercised on July 16, 2006. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On July 16, 2006, the 68,182 outstanding stock purchase warrants expired unexercised (December 31, 2005, 68,182 stock purchase warrants were outstanding). The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized common share issue costs of $141,048, calculated by using the Black-Scholes option pricing model.

On June 19, 2003, the Company completed a private placement of 1,000,000 units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006, at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. On May 31, 2006, the 495,000 outstanding stock purchase warrants expired unexercised (December 31, 2005, 495,000 stock purchase warrants were outstanding).

Stock-based compensation

Certain information regarding our stock-based compensation was as follows:

Weighted average grant-date per share fair value of share options granted	$0.85
Fair value of non-vested shares that vested during the period	$1,353,356
Stock-based compensation recognized in results of operations	$1,544,755
Tax benefit recognized in statement of operations	–
Cash received from options and RSUs exercised under stock option plans	–
Tax deduction realized related to stock options exercised	–

65
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

No material amount of stock-based compensation was capitalized as a part of an asset during the year ended December 31, 2006.

The Company did not recognize a tax benefit from the stock-based compensation expense because it is believed that it was more likely than not that the related deferred tax assets, which have been reduced by a valuation allowance, will not be realized.

The stock-based compensation expense included in the Company's consolidated statement of loss was as follows:

Selling general and administration	$1,208,701
Product research and development	336,054
Total stock-based compensation expense	$1,544,755

Compensation expense related to stock option and restricted stock unit grants are based on the fair value of the underlying shares on the date of grant as if the shares were vested. Compensation expense related to options granted pursuant to our stock option plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following weighted average assumptions:

2006
Risk free interest rate	3.9-4.2%
Expected life in years	3.0
Expected dividend yield	0%
Expected volatility	55-103%
Estimated Forfeiture	18.9%

The risk-free interest rate used is based on the Canadian benchmark bond yield expected term of the stock option. The expected dividend yield is zero as the Company has not paid cash dividends in the past and has no expectation of paying dividends in the foreseeable future. The expected term is calculated using the vesting periods and is based on historical stock option exercise patterns. Expected volatility is calculated based on applying historical volatility over the expected life of the stock options granted. Estimated forfeiture rates are based on the Company's historical experience.

The Company recognizes stock-based compensation expense on a straight-line basis over the vesting period of the individual award. The Company issues new shares upon the exercise of stock options.

66
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Stock option and restricted stock units

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the various plans of which 500,000 shares of the 1999 Plan are issuable as RSUs. The activity in the plans is as follows:

Option Plans	1993	1995	1996	1998	1999	Total
Shares authorized	2,625,000	1,430,000	2,600,000	1,300,000	4,960,000	12,915,000
Granted	2,625,000	1,350,000	2,587,000	1,265,166	4,052,215	11,879,381
Exercised	2,550,000	1,097,333	2,052,818	958,333	1,145,915	7,804,399
Cancelled	75,000	–	–	–	–	75,000
Outstanding	–	252,667	534,182	306,833	2,906,300	3,999,982
Available for Grant	–	80,000	13,000	34,834	907,785	1,035,619

Awards may be granted under the plans to employees, officers, directors and consultants of the Company.

The plans are administered by the Board of Directors who has the authority to designate participants, determine option prices and the vesting schedules of each grant. To date, all options, except for RSUs, have been granted at the fair market value of the stock at the date of grant with vesting schedules ranging from immediate to three years. The options may in no event have a term exceeding ten years from the date of grant. The stock options and RSUs are not assignable. New common stock is issued upon exercise of stock options or RSUs.

In 2006, 87,468 (2005 – nil) RSUs were granted and issued without performance criteria attached and at no cost to the grantee. At December 31, 2006, 49,983 (2005 – 378,571) RSUs are outstanding. The RSUs vest upon granting and expire five years from the date of grant. The Company has recorded, as part of selling, general and administration expense, compensation expense in 2006 of $156,663 (2005 – $nil; 2004 – $685,767 ) related to the RSUs, calculated by using the fair value method.

67
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

A summary of option activity under the Plan as of December 31, 2006, 2005, and 2004, and changes during the years then ended is presented below:

	2006		2005		2004
	Shares	Weighted	Shares	Weighted		Weighted
	under options	average	under options	average	Shares	average
	and RSUs	exercise price	and RSUs	exercise price	under options	exercise price
Outstanding, beginning of year	4,106,487	$3.82	4,911,972	$4.28	5,474,904	$5.18
Granted	1,580,468	1.41	940,375	3.22	2,105,500	2.27
RSUs Exercised	(416,056)	–	–	–	–	–
Options Exercised	–	–	(290,967)	(2.53)	(1,143,766)	(2.00)
Forfeited or expired	(1,270,917)	(6.25)	(1,454,893)	(5.25)	(1,524,666)	(7.78)
Outstanding, end of year	3,999,982	$2.49	4,106,487	$3.82	4,911,972	$4.28
Exercisable, end of year	3,595,483	$2.67	3,990,321	$3.83	4,102,142	$4.54
Weighted-average fair value of stock options and intrinsic
value of RSUs granted during the year		$0.85		$2.22		$1.19

A summary of the status of the Company's unvested options as of December 31, 2006, and changes during the year ended is December 31, 2006, is presented below:

		Weighted
	Shares	average fair-value
	under options	grant-date
Unvested, beginning of year	116,166	$2.31
Granted	1,580,468	0.85
Forfeited or expired	(187,583)	(1.21)
Vested	(1,104,552)	(1.27)
Unvested, end of year	404,499	$0.50

The following table summarizes the exercise price ranges of outstanding and exercisable stock options as of December 31, 2006:

	Total stock options and RSUs outstanding			Stock options and RSUs exercisable
		Weighted
	Number outstanding	average remaining	Weighted average	Number exercisable	Weighed average
Range of exercise prices	December 31, 2006	contractual life	exercise price	December 31, 2006	exercise price
$0.85 – $1.72	457,982	4.58 years	$0.81	69,316	$0.42
$1.73 – $2.57	1,318,250	3.64 years	$1.91	1,303,917	$1.91
$2.58 – $3.43	1,853,000	2.01 years	$2.96	1,852,000	$2.96
$3.44 – $6.86	370,750	2.48 years	$4.32	370,250	$4.32
$0.85 – $6.86	3,999,982	2.88 years	$2.49	3,595,483	$2.67

As of December 31, 2006, unrecognized stock-based compensation related to outstanding, but unvested stock options was $122,472 which will be recognized over the weighted-average remaining vesting period of 1.64 years.

68
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

10.   Equity Interest in Significantly Influenced Company

The Company holds a 42.2 percent interest in Archer received through a series of transactions as discussed in note 4. The Company has recognized its proportionate share of the loss of Archer operations for the period between March 1, 2006 and December 31, 2006, in the amount of $893,973, and appropriately reduced its investment in Archer by the same amount. As at December 31, 2006, the Company held 6,140,000 shares of Archer. Archer is a private company and as such the Company is unable to determine a fair value for this investment. As at December 31, 2006, equity in net loss of Archer had exceeded Zi's investment in Archer. The Company does not recognize its proportionate share of losses that would result in a negative carrying value of its equity investment. Unrecorded losses would be first offset against the Company's proportionate share of income from the equity investment upon the investee's return to profitability.

MLG ceased operations in July 2005 due to a substantial slow down in operations, its inability to raise sufficient capital and successfully market the company's product line. MLG has retained legal counsel to commence voluntary liquidation and wind down procedures. The Company does not expect any recovery of funds from this process and had previously provided for impairment of amounts due from MLG. The Company holds a 40.4 percent interest in MLG, received upon the disposition of Magic Vision Media on November 7, 2002. At December 31, 2006, the Company held 29,750,000 shares of MLG with a par value of $0.01 per share and a fair market value of nil. The Company's proportionate share of the loss from MLG operations for year ended December 31, 2006, has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss. The Company's unrecorded share of the loss from MLG's operations between November 8, 2002 and December 31, 2004 is $7,445,161. The Company is unable to report a more recent unrecorded share of the loss as MLG has not provided a more recent financial position.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG, which has been provided for (see note 12).

69
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

11. Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and the operating results of each subsidiary and the parent company. The components of income (loss) before income tax expenses are as follows:

	2006	2005	2004
			Restated –
			see note 3
Canadian Operations	$(8,158,275)	$(9,061,339)	$(5,562,707)
International Operations	(1,951,525)	4,431,431	3,174,508
	$(10,109,800)	$(4,629,908)	$(2,388,199)
The Components of income tax expense are as follows:
	2006	2005	2004
			Restated –
			see note 3
Canadian Operations	$–	$–	$–
International Operations	$885,084	$687,515	$336,161

The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2006	2005	2004
			Restated –
			see note 3
Combined basic federal and provincial income tax rate	33.40%	33.62%	36.60%
Expected combined Canadian federal and provincial tax recovery based on above rates	$(3,684,178)	$(1,548,533)	$(874,081)
Enacted tax rate adjustment differences	104,426	–	151,862
Differences in foreign statutory tax rates	373,247	433,916	149,344
Permanent differences	1,702,828	(128,003)	618,992
Equity in net loss of significantly influenced company	154,095	–	–
Loss on dissolution of subsidiaries	–	–	1,159,877
Impairment of note receivable	22,648	84,050	677,400
Unrecognized recoveries on losses	–	(5,774)	(2,619,798)
Scientific research and experimental development	(275,614)	(289,080)	–
Prior expenses charged to current year	(108,254)	(117,659)	–
2004 PRC tax paid in 2005	–	–	–
2005 PRC tax paid in 2006	(68,091)	–	–
Tax exemption	161,635	–	–
Other	(56,736)	256,037	320,811
Valuation allowance	2,559,078	2,002,561	751,754
Consolidated income tax	$885,084	$687,515	$336,161

70
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

The components of future income taxes are as follows:

December 31,	2006	2005	2004
			Restated –
			see note 3
Capital assets	$268,247	$206,932	$102,294
Software development costs	(680,084)	(636,633)	(496,898)
Deferred revenue	(102,014)	322,027	–
Share issue costs	84,767	154,899	181,667
Other	(337,855)	32,843	73,892
Loss carry forwards	19,006,279	18,220,277	18,997,435
Valuation allowance	(18,413,740)	(18,300,345)	(19,063,438)
Net future income tax liability	$(174,400)	$–	$(205,048)

The Company provided a full valuation allowance against the future income tax assets based on the Company's evaluation of the likelihood of realization of these assets. The Company will continue to evaluate and examine the valuation allowance on a regular basis.

According to PRC tax law, those FIE established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Zi Technology subsidiary Huayu Zi was categorized as a productive-type FIE in all its PRC statutory filings, including its routine filings to tax authorities.

In 2005, PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax-free/reduction entitlement to only those who are engaged in productive activities or are engaged in "encouraged" industries. Recent changes to the operations of Huayu Zi resulted in decreases to its research and development activities and revenues generated from productive activities (as defined under the FIE guidelines) are below the stipulated levels now required to qualify as a FIE eligible for the tax holidays and reductions. As a result, Huayu Zi does not qualify as a productive type FIE and is not eligible for the tax holidays and tax reductions. Huayu Zi made provision for income taxes payable as a result of no longer having prior years' tax losses available and the uncertainty associated with qualifying for statutory tax relief of $549,048, $556,402 and $131,113 for the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, the Company's Canadian subsidiaries have non-capital losses of $30,764,641, which expire between 2007 and 2014 and net capital losses of $50,850,864, which do not expire and are available to reduce Canadian taxable capital gains in future years. The Company has foreign non-capital losses of $45,017,896 of which $38,295,746 does not expire and the balance of $6,722,150 relate to our US subsidiary and expire between 2010 and 2026.

71
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

12.   Impairment of note receivable.

Archer was incorporated in February 2005 for the purpose of acquiring a number of educational learning institutions in Canada. Zi acquired 24.9 percent of Archer's shares, through share subscription agreements in 2005. Consequently, Zi is a related party to Archer. The Company's ownership of Archer increased primarily by the sale of its Oztime and EPI subsidiaries to Archer. Under the sale agreements, Zi received 6,140,000 shares of Archer, including contingent consideration of 1,000,000 shares placed in escrow and a RMB 1,000,000 non-interest bearing note receivable – December 31, 2006, U.S. dollar equivalent of $129,417. At December 31, 2006, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model, the full amount of the note receivable was impaired and hence provided for. At the time of the impairment, Archer had been unsuccessful in raising additional capital sufficient enough to repay the note and continued to post operating losses. Due to these factors it was probable that Archer would not have the necessary funds available to meet the requirements under the note.

On November 7, 2002, the Company completed the sale of Magic Vision Media, parent of Magic Lantern Communications Ltd. (collectively, "Magic Lantern") to JKC Group Inc. ("JKC"), a related party (note 14) and an American Stock Exchange listed company incorporated in the state of New York. Magic Lantern operations comprised the most significant portion of JKC's operations subsequent to the sale. Following the closing of the transaction on November 7, 2002, JKC was renamed to MLG. Under the agreement, as part of the sale consideration, Zi received a three-year promissory note from MLG in the amount of $3,000,000, bearing interest at the rate of 5 percent per annum, due in full November 7, 2005. The note was subject to adjustment based on MLG's financial performance during the first year after the sale. The performance criteria stipulated under the agreement were not met. The purchase price was reduced by $1,000,000, offset against the principal amount of the MLG promissory note reducing it to $2,000,000.

At December 31, 2004, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to those factors and the absence of private placements originally anticipated by MLG to occur in the fourth quarter of 2004, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

72
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement required repayment on demand and provided the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS No. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and hence provided for. At the time of the impairment, MLG was under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt to which the Company is subordinate. Due to these factors and the directive by Zi's Board of Directors to not provide further funding to MLG, it was probable that MLG would not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

To the best of the Company's knowledge, MLG ceased all operations in July 2005 and is undertaking a voluntary dissolution and windup (See note 10). All amounts have been written off the Company's accounts as of December 31, 2005.

13.   Contingent Liabilities

The Company is subject to income taxes in Canada and other foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. The Company international transfer pricing policies and procedures and documentation is currently under audit by Canada Revenue Agency. The audit is still on going. The ultimate resolution of this matter is uncertain and the range of possible outcomes has not been determined by the Company. Accordingly, the Company has not recorded any liability relating to this audit as of December 31, 2006. The Company will continue to monitor the progress of the audit and assess if potential liability is likely.

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company's principal competitor in the text input market and a few are customers of the Company.

73
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

The Company is not a named party in the action. The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company's efforts the claim against two of the Company's customers was dismissed prior to any defence being filed. Without any admission of liability, the Company agreed as a business decision to assume the defence of five of its customers. Given the costs involved, the Company settled the claims against four of the Company's relatively minor customers. The Company continues to defend the action on behalf of one of its customers.

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Fund (the "Receiver") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and the Company. The settlement is conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement is also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission ("ASC") that the ASC will dismiss with prejudice Zi's pending action against the Receiver; that the ASC has no objection to the parties terminating such pending action; and that the ASC will take no further action based on acts of Michael Lauer and others which preceded the Receiver's appointment, and such acknowledgement is not expected to be contentious. To date, orders have been secured from the United States District Court for the Southern District of Florida and from the United States Bankruptcy Court for the Southern District of Florida. The date of receipt of such orders and acknowledgement will be the effective date of the Settlement Agreement (the "Effective Date"). The Effective Date must occur within 120 days of the date of execution of the Settlement Agreement. In addition, as of the Effective Date, the Receiver, the Company and the Company's current and certain former directors have agreed to deliver mutual releases.

On November 18, 2005, the former President and Chief Executive Officer of the Company filed a wrongful termination lawsuit against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary. The Plaintiff was the President and CEO of Zi for the period from July 23, 2003 to May 26, 2005, when he submitted his resignation. On December 9, 2005, the Company filed its Statement of Defense and Counterclaim, denying the Plaintiff's claims. In March 2006, the Company settled these actions. The Company had accrued sufficient settlement costs related to this lawsuit as of December 31, 2005.

74
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

On December 4, 2003, the Company commenced a legal action against former counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavorable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 in the three month period ended June 30, 2005.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is not probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

14.   Related Party Transactions

The following table outlines the Company's related party transactions for the years ending December 31:

	2006	2005	2004
Legal services provided by a law firm in which a director is a partner	$158,078	$227,883	$125,708
Fees paid on behalf of a significantly influenced company	$7,247	$760	$10,442
Management fees paid to a firm owned by a director	$–	$–	$30,000
Consulting fees paid to a firm in which an officer is a partner	$66,006	$–	$–
Consulting fees paid to a firm owned by a former officer	$34,248	$49,333	$46,067

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. At June 30, 2005, the full amount of the note receivable including accrued interest was impaired and hence provided for (see note 12).

At year-end, the amounts due from (to) related parties are as follows:

	2006	2005	2004
Due to law firm in which a director is a partner	$(57,931)	$(47,388)	$(5,338)
Due from significantly influenced company	$–	$–	$43,629
Due to a company in which an officer is a partner	$(56,188)	$–	$–

75
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

15.   Commitments and Guarantees

The Company rents premises and equipment under operating leases, which expire at various dates up to June 2012. The Company recorded rent expense for 2006 of $641,113 (2005 – $573,516, 2004 – $480,575).

Annual rentals under these leases for each of the next five years are as follows:

2007	$714,105
2008	588,022
2009	536,423
2010	536,423
2011	536,423
Total	$2,911,396

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. The Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

16.  Segmented Information

Zi develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" - software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 60 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as Smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. Revenues are reported under the contracting Zi subsidiary's country of residence.

76
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Through its e-Learning business segment which includes equity interest in Archer and, the Company is indirectly involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provides personal and organizational teaching and learning through Canadian based schools as discussed in note 4 and 10.

Corporate includes unallocated segment expenses such as legal fees, public company costs and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

77
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

The Company's primary operations are located in North America. The Company operates three reportable business segments in four reportable geographic segments:

							Operating profit
Revenue						Other	(loss), before
Royalty, license and		Other				operating	interest and
implementation fees		product	Total	Amortization	VAT	expenses	other income
2006
Zi Technology	$11,836,217	$–	$11,836,217	$1,534,027	$595,157	$13,453, 283	$(3,746, 250)
e-Learning	–	555,523	555,523	2,313	–	913,560	(360,350)
Corporate	–	–	–	173,185	–	5,025,213	(5,198,398)
Total	$11,836,217	$555,523	$12,391,740	$1,709,525	$595,157	$19,392,056	$(9,304,998)
Interest expense and interest and other income							218,588
Equity in net loss of significantly influenced company							(893,973)
Impairment of note receivable							(129,417)
Loss before income taxes							$(10,109,800)

2005
Zi Technology	$10,614,043	$–	$10,614,043	$975,867	$522,278	$11,603,694	$(2,487,796)
e-Learning	–	770,470	770,470	9,825		1,606,974	(846,329)
Corporate	–	–	–	176,427	–	1,455,940	(1,632,367)
Total	$10,614,043	$770,470	$11,384,513	$1,162,119	$522,278	$14,666,608	$(4,966,492)
Interest expense and interest and other income							360,504
Minority Interest							(23,920)
Loss before income taxes							$(4,629,908)

2004
Zi Technology	$12,898,838	$–	$12,898,838	$709,064	$434,386	$7,480,806	$4,274,582
e-Learning	–	504,213	504,213	24,646		3,223,272	(2,743,705)
Corporate	–	–	–	193,176	–	3,798,053	(3,991,229)
Total	$12,898,838	$504,213	$13,403,051	$926,886	$434,386	$14,502,131	$(2,460,352)
Interest expense and interest and other income							72,153
Loss before income taxes							$(2,388,199)

		2006			2005
	Capital	Other	Identifiable	Capital	Other	Identifiable
	assets	assets	assets	assets	assets	assets
Zi Technology	$ 4,094,355	$ 9,520,898	$ 13,615,253	$ 3,855,682	$ 6,036,312	$ 9,891,994
e-Learning	–	–	–	795,559	833,102	1,628,661
Corporate	233,456	698,361	931,817	394,586	10,489,264	10,883,850
Total	$ 4,327,811	$10,219,259	$14,547,070	$ 5,045,827	$17,358,678	$ 22,404,505

Corporate includes non-cash compensation expense related to issuance of employee stock options and RSUs in 2006 of $1,497,369 (2005 – nil; 2004 – $685,631). All additions to software development costs of $1,407,204 in 2006 (2005 – $930,264) are part of Zi Technology operations.

78
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

							Operating profit
Revenue						Other	(loss), before
Royalty, license and		Other				operating	interest and
implementation fees		product	Total	Amortization	VAT	expenses	other income
2006
Canada	$5,832,869	$378,230	$6,211,099	$1,417,419	$–	$12,341,912	$(7,548,232)
China	4,751,684	177,293	4,928,977	101,944	595,157	3,011,646	1,220,230
U.S.A.	935,956	–	935,956	6,606	–	2,244,921	(1,315,571)
Sweden	315,708	–	315,708	169,160	–	1,688,014	(1,541,466)
Other	–	–	–	14,396	–	105,563	(119,959)
Total	$11,836,217	$555,523	$12,391,740	$1,709,525	$595,157	$19,392,056	$(9,304,998)
Interest expense and interest and other income							218,588
Equity in net loss of significantly influenced company							(893,973)
Impairment of note receivable							(129,417)
Loss before income taxes							$(10,109,800)

2005
Canada	$4,175,334	$45,717	$4,221,051	$909,599	$–	$6,869,298	$(3,557,846)
China	5,019,599	724,753	5,744,352	59,836	522,278	4,278,221	884,017
U.S.A.	1,021,769	–	1,021,769	14,246	–	2,024,754	(1,017,231)
Sweden	397,341	–	397,341	164,042	–	1,406,772	(1,173,473)
Other	–	–	–	14,396	–	87,563	(101,959)
Total	$10,614,043	$770,470	$11,384,513	$1,162,119	$522,278	$14,666,608	$(4,966,492)
Interest expense and interest and other income							360,504
Minority Interest							(23,920)
Loss before income taxes							$(4,629,908)

2004
Canada	$5,884,396	$8,120	$5,892,516	$785,332	$–	$9,087,566	$(3,980,382)
China	5,207,579	496,093	5,703,672	111,477	434,386	3,436,397	1,721,412
U.S.A.	1,806,863	–	1,806,863	15,681	–	1,868,755	(77,573)
Other	–	–	–	14,396	–	109,413	(123,809)
Total	$12,898,838	$504,213	$13,403,051	$926,886	$434,386	$14,502,131	$(2,460,352)
Interest expense and interest and other income							72,153
Loss before income taxes							$ (2,388,199)

79
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

		2006			2005
	Capital	Other	Identifiable	Capital	Other	Identifiable
	assets	assets	assets	assets	assets	assets
Canada	$ 2,803,787	$ 4,637,029	$ 7,440,816	$ 3,534,976	$ 11,044,847	$ 14,579,823
China	192,608	5,059,157	5,251,765	198,330	5,181,836	5,380,166
U.S.A	23,193	246,866	270,059	26,860	535,127	561,987
Sweden	1,229,044	258,745	1,487,789	1,192,086	579,669	1,771,755
Other	79,179	17,462	96,641	93,575	17,199	110,774
Total	$ 4,327,811	$10,219,259	$14,547,070	$ 5,045,827	$ 17,358,678	$ 22,404,505

Canada includes non-cash compensation expense related to issuance of employee stock options and RSUs in 2006 of $1,497,369 (2005 – nil; 2004 – $685,631). All additions to software development costs of $1,407,204 in 2006 (2005 – $930,264) are part of Canadian operations.

17.   Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	2006	2005
		Restated see note 3
Compensation	$1,285,652	$1,275,824
Trade accounts payable	1,174,585	1,529,348
Withholding tax and income taxes payable	876,546	1,058,127
Accounting and other compliance	315,641	311,251
Litigation and legal	327,048	255,866
Other accrued liabilities	66,550	117,309
Total	$4,046,022	$4,547,725

Loss per share

In 2006, anti-dilutive stock options, RSUs, warrants and performance based es-crowed shares of 3,999,982 have been excluded in the calculation of diluted loss per share (2005 – 4,959,869; 2004 – 6,374,836).

80
Zi Corporation

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

18.   Governmental Regulation

Archer and each learning institution are subject to regulation by federal and provincial governmental agencies and accrediting bodies. In order to participate in the various provincial student financial assistance programs, the schools must satisfy regulatory scrutiny on the basis of numerous standards as well as demonstrate their compliance to the governmental bodies on an ongoing basis. As of December 31, 2005, Archer's institutions were in compliance with the applicable regulations in all material respects.

All institutions participating in the provincial student assistance programs must satisfy specific standards of financial responsibility. The provincial governmental bodies evaluate the institutions for compliance with these standards each year, based on the institutions' audited financial statements.

Because Archer operates in a regulated industry, it may be subject to, from time to time, investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions, or common law causes of action. There can be no assurance that other regulatory agencies or third parties will not undertake investigations or make claims against the Archer, or that such claims, if made, will not have a material adverse effect on Archer's business results of operations or financial condition.

19.   Economic Dependence

In 2006, two Zi Technology customers accounted for 34 percent or $4,311,634 (2005 – 31 percent or $3,583,403; 2004 – 34 percent or $4,587,871) of the Company's total revenue. As at December 31, 2006, the Company's single largest customer accounted for 52% of the accounts receivable balance. Subsequent to year-end, the full amount of the receivable was collected.

20.   Subsequent Events

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for gross proceeds of $6,000,712. Each unit consists of one share of the Company's stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As fees for services, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to eight percent of the gross proceeds of such private placement, with six percent to be paid in the form of cash and two percent to be paid in the form of units, which have been included in the total units above, equal to the price paid per unit. An additional eight percent will be paid on the gross proceeds on the exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds on the exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent will also be issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

81
2006 Annual Report

Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(All amounts expressed in United States of America dollars except share amounts)

Stock Option Grant

On January 10, 2007, the Company granted to directors 250,000 stock options with a fair value of $0.82 per share option under the Company's stock option plans. The value of those shares options, aggregating $205,000 will be amortized over the 12-month vesting period. On January 10, 2007, the Company granted to employees other than senior management and directors 72,000 stock options with a fair value of $0.64 per share option under the Company's stock option plans. The value of those share options, aggregating $46,080, will be amortized over the three-year vesting period.

On February 28, 2007, the Company granted to an officer and director 400,000 stock options with a fair value of $1.00 per share option under the Company's stock option plans. The value of those share option, aggregating $400,000 will be amortized over the three-year vesting period.

Disposition of Archer Education Group

Effective March 27, 2007, Zi sold its minority interest in Archer to an unrelated third party. The transaction was valued at CDN$0.12 per share for total proceeds of CDN$736,800. The purchase price was paid in full at the date of closing. For the year ended December 31, 2006 and 2005, Archer's operations were reflected in the Company's financial statements through the equity method of accounting and consolidation, respectively. As at December 31, 2006, equity in net loss of Archer had exceeded the Company's investment in Archer. As a result, the proceeds of CDN$736,800 will be recognized as a gain in the first quarter of 2007.

82
Zi Corporation

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Zi Corporation

We have audited the consolidated financial statements of Zi Corporation (the ''Company'') as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and have issued our reports thereon dated March 29, 2007 (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting and also includes a separate report titled "Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference" referring to conditions and events that cast substantial doubt on the Company's ability to continue as a going concern); such financial statements and reports are included in the 2006 Annual Report on Form 20-F. Our audits also included the financial statement schedule of Zi Corporation. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 29, 2007

Schedule 11 - Valuation and Qualifying Accounts

	Balance at
	Beginning of	Charged to costs		Balance at
	Year	and expenses	Deductions	End of Year
Allowance for Doubtful Accounts
Year Ended December 31, 2006	$426,697	$750,535	$240,501	$936,731
Year Ended December 31, 2005	$154,108	$278,589	$6,000	$426,697
Year Ended December 31, 2004	$507,640	$68,844	$422,376	$154,108

83
2006 Annual Report

84
Zi Corporation

Corporate Information

Directors	Additional information is available
Milos Djokovic	on the Company's Website or by
Director	contacting:

H. Donald Hyde
Director	Investor Relations
	tel	+1 403 233 8875
Michael E. Lobsinger	fax	+1 403 233 8878
Director	email	investor@zicorp.com
	web	zicorp.com
Donald P. Moore
Director

Robert Stefanski	Banker
Director	HSBC Bank Canada

Richard D. Tingle
Chairman of the Board
Legal Counsel
Borden Ladner Gervais LLP
Senior Management Team	Troutman Sanders LLP
Milos Djokovic
President and Chief Executive Officer
Auditor
Blair Mullin	Deloitte & Touche LLP
Chief Financial Officer

Roland Williams	Transfer Agent
Senior Vice President Intellectual Property	Olympia Trust Company

Axel Bernstorff
Vice President Global Sales
Stock Exchange Listing
Brandon Mensinga	Nasdaq: ZICA
Director - Qix	Toronto Stock Exchange: ZIC

Corneil Goud
Director - Predictive Text

©2007 Zi Corporation. All Rights Reserved. Zi, eZiType, eZiText, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

2100, 840 - 7 Avenue SW
Calgary, Alberta T2P 3G2
Canada
tel +1 403 233 8875
fax +1 403 233 8878
email investor@zicorp.com
web zicorp.com